

Exhibit 13

2009 ANNUAL REPORT

CITIZENS COMMUNITY BANCORP, INC.

TABLE OF CONTENTS

FROM YOUR BOARD OF DIRECTORS

Dear Fellow Stockholders

When the banking crisis hit the economy in the fall of 2008, the company's Board of Directors embarked upon an initiative to prepare the bank to withstand the challenges that might befall the bank as a result of the crisis. It was difficult to anticipate where the most severe challenges might come from, but the Board acted proactively in working with management to radically improve operational efficiencies, reduce expenditures and enhance revenues from operations.

For fiscal 2009 our company experienced a net after-tax loss of $3.2 million. Like many other financial institutions across the country, the net loss was driven by a $4.3 million net after-tax loss on non-agency residential mortgaged backed securities. We continue to aggressively monitor this portfolio, but with further economic deterioration, we may experience additional write-downs in fiscal year 2010.

However, the core business model of our bank remains very strong. Our company set lending records for the fiscal year ending September 30, 2009. In July we finished the in-store branch expansion that had been previously announced. Since March 2008, the company expanded into 17 in-store branches in Wisconsin and Minnesota, including six that opened in the period from March 2009 through July 2009. These branches continue to perform as we expected and have contributed to our loan and deposit growth for fiscal year 2009.

Our total assets for fiscal 2009 increased by $95.4 million to $575.4 million. Our loans increased by $72.0 million to $442.0 million, of which $53.0 million came from our in-store branches. Deposits increased by $112.1 million to $409.3 million, of which $101.0 million came from our in-store branches. With our branch expansion now complete, we expect these new branches to begin to mature and drive income to the bottom line of our company.

Our non-performing assets for fiscal year-end 2009 increased to $6.4 million up from $3.3 million at fiscal year-end 2008. Whereas we have seen a rise in delinquent accounts our charge-offs increased only slightly to .16% from .13% at fiscal year-end 2008. Our borrowers are not immune to the current economic conditions, but our rigorous management of our lending portfolio has allowed us to grow our interest earning assets while managing the risk.

Looking ahead, there are still many challenges for our company. Our commitment to our shareholders is to remain focused on delivering solid earnings while showing controlled and well-managed growth.

We also had a change in senior management in October. Management, along with the Board of Directors, is actively working on ensuring that we have the right team in place to support our strategy.

We thank you for continued support.

/s/ Richard McHugh
Richard McHugh
Chairman

/s/ Tim Cruciani
Tim Cruciani
President

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years indicated below ended September 30 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" beginning on page 4 and our financial statements and notes thereto beginning on page 34.

	September 30,				
	2009	2008	2007	2006	2005
			(In Thousands)		
Selected Financial Condition Data:					
Total assets	$ 575,406	$ 480,036	$ 386,113	$ 283,990	$ 245,707
Loans receivable, net	440,545	368,518	320,027	258,467	217,931
Other interest-bearing deposits	2,458	371	371	959	1,444
Securities available for sale	56,215	61,776	39,592	782	2,088
Deposits	409,311	297,243	207,734	186,711	177,469
Total borrowings	106,805	110,245	96,446	61,200	36,200
Stockholders' equity(1)	55,365	68,476	78,149	30,082	29,553

	Year Ended September 30,				
	2009	2008	2007	2006	2005
			(In Thousands)		
Selected Operations Data:					
Total interest income	$ 30,940	$ 26,734	$ 19,346	$ 15,311	$ 11,926
Total interest expense	14,688	14,139	8,889	7,221	3,992
Net interest income	16,252	12,595	10,457	8,090	7,934
Provision for loan losses	1,369	721	470	251	414
Net interest income after provision for loan losses	14,883	11,874	9,987	7,839	7,520
Fees and service charges	(1,640)	1,352	1,262	1,243	1,160
Gain (Loss) on sales of loans, mortgage-backed securities and investment securities	(7,236)	---	--	27	---
Other non-interest income	366	357	464	387	861
Total non-interest income (loss)	(5,230)	1,709	1,726	1,657	2,021
Total non-interest expense	14,925	11,101	10,522	8,741	7,806
Income (loss) before taxes	(5,272)	2,482	1,191	755	1,735
Income tax provision (benefit)	(2,089)	1,008	448	309	684
Net income (loss)	$ (3,183)	$ 1,474	$ 743	$ 446	$ 1,051
Basic and diluted earnings per share	$ (0.59)	$ 0.24	$ 0.11	$ 0.06	$ 0.18

Selected Financial Ratios and Other Data

	September 30,				
	2009	2008	2007	2006	2005
Performance Ratios					
Return on assets (ratio of net income (loss) to average total assets)	(0.60%)	0.34%	0.22%	0.17%	0.56%
Return on equity (ratio of net income (loss) to average equity)	(5.18%)	2.00%	1.09%	1.50%	4.87
Interest rate spread information					
Average during period	2.98%	2.44%	3.07%	3.28%	4.28%
End of period	3.53%	3.31%	3.05%	3.11%	3.92%
Net interest margin	3.28%	3.02%	3.77%	3.54%	4.19%
Ratio of operating expense to average total assets	2.83%	2.56%	3.14%	3.30%	4.12%
Ratio of average interest-bearing assets to average interest-bearing liabilities	1.10%	1.17%	1.24%	1.09%	1.11%
Quality Ratios					
Non-performing assets to total assets at end of period	1.12%	0.68%	0.43%	0.63%	0.29%
Allowance for loan losses to non-performing loans	33.25%	36.62%	60.92%	60.07%	118.26%
Allowance for loan losses to net loans	0.44%	0.32%	0.29%	0.32%	0.37%
Capital Ratios					
Equity to total assets at end of period	9.62%	14.26%	20.24%	10.59%	12.03%
Average equity to average assets	11.82%	17.04%	21.42%	11.26%	11.40%
Other Data					
Number of full-service offices	26	18	12	12	12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, non-interest income (including the effect of impairment charges) and non-interest expense. Non-interest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees and is offset by any impairment charges on our securities portfolio. Non-interest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy and History

Citizens Community Bancorp, Inc. ("Bancorp" or the "Company") is a Maryland chartered corporation that was incorporated on June 27, 2006, to facilitate the conversion of Citizens Community MHC, a federally chartered mutual holding company ("MHC") from a mutual to a stock form of organization. Bancorp has no significant assets other than 100% of the stock of its wholly owned subsidiary, Citizens Community Federal (the "Bank"), the net cash proceeds remaining from the conversion and a loan due from Bancorp's employee stock ownership plan.

Historically, Citizens Community Federal was a federal credit union. Citizens Community Federal accepted deposits and made loans to members who lived, worked or worshiped in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. Members included businesses and other entities located in these communities, and members and employees of the Hocak Nation.

In December 2001, Citizens Community Federal converted to a federal mutual savings bank in order to better serve its customers and the local community through the broader lending ability of a federal savings bank, and to expand its customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, Citizens Community Federal has expanded authority in structuring residential mortgage and consumer loans, and it has the ability to make commercial loans, although the Bank does not currently have any immediate plans to commence making commercial loans.

On March 29, 2004, Citizens Community Bancorp ("CCB"), MHC's former stock holding company, was formed as a federally chartered holding company for the purpose of acquiring all of the common stock of Citizens Community Federal concurrent with its reorganization and stock issuance plan. In doing so, CCB became the majority-owned subsidiary of Citizens Community MHC.

On July 1, 2005, Community Plus Savings Bank, Rochester Hills, Michigan, was acquired through a merger with and into Citizens Community Federal. At June 30, 2005, Community Plus Savings Bank had total assets of $46.0 million and deposits and other liabilities of $41.8 million, prior to purchase accounting adjustments.

On October 31, 2006, Citizens Community MHC completed its reorganization into stock form and Bancorp succeeded to the business of CCB. The outstanding shares of common stock of the former mid-tier stock holding company (other than shares held by MHC which were canceled) were converted into 1,826,380 shares of common stock of the Company. As part of the second-step mutual to stock conversion transaction, the Company sold a total of 5,290,000 shares to eligible depositors of the Bank in a subscription offering at $10.00 per share, including 341,501 shares purchased by the Company's employee stock ownership plan with funds borrowed from the Company.

The Bank operates 26 full-service offices - nine stand-alone locations and 17 in-store Wal-Mart Supercenter branches. We acquired a branch in Chippewa Falls, Wisconsin, in November 2002, as well as a branch in Mankato, Minnesota, in November of 2003, opened a new branch office in Oakdale, Minnesota, on October 1, 2004, and acquired Community Plus Savings Bank's Lake Orion and Rochester Hills, Michigan, branches on July 1, 2005.

In 2008, the Bank opened eight branches in Wal-Mart Supercenters in Wisconsin and Minnesota. We opened new Wal-Mart Supercenter in-store branches in Brooklyn Park, Faribault, Hutchinson, Red Wing and Winona, Minnesota. The Bank has also moved its existing branches in Black River Falls, Wisconsin Dells and Rice Lake, Wisconsin to inside Wal-Mart Supercenter locations in those respective communities. On August 3, 2008, the Bank acquired three branches located inside Wal-Mart Supercenters located in Appleton, Fond du Lac and Oshkosh, Wisconsin. The Bank acquired these branches from American National Bank ('ANB') of Beaver Dam, Wisconsin. In 2009, we opened in-store branches inside Wal-Mart Supercenters in Oak Park Heights, Minnesota, and Menomonie, Neenah, Plover, Shawano and Wisconsin Rapids, Wisconsin.

As a federal savings bank, we have utilized our expanded lending authority to significantly increase our ability to market one- to four-family residential loans. Most of these loans are originated through our internal marketing efforts, and our existing and walk-in customers. We typically do not rely on real estate brokers or builders to help us generate loan originations. In addition, we continue to originate a significant amount of consumer loans, on both a direct and indirect basis.

In order to differentiate ourselves from our competitors, we have stressed the use of personalized, branch-oriented customer service. With operations structured around a branch system staffed with knowledgeable and well-equipped employees, our ongoing commitment to training at all levels of our staff remains a key to our success. As such, our focus is on building and growing banking relationships, in addition to opening new accounts.

Our current business strategy is to operate Citizens Community Federal as a profitable and community-oriented savings bank dedicated to providing quality customer service. We primarily make one- to four-family residential and consumer loans, which accounted for approximately 77.4% of our assets as of September 30, 2009.

Comparison of Operating Results for the Years Ended September 30, 2009 and September 30, 2008

Year Ended September 30, 2009 Highlights. When the financial crisis hit the U. S. economy in the fall of 2008, our board of directors embarked upon an initiative that attempted to prepare the Bank to withstand many of the challenges they believed might befall the Bank as a result of the crisis. At that time, the lack of confidence in the financial industry grew to unprecedented levels, and the banking industry in particular was in disarray. Although we felt it was difficult to anticipate where the most severe challenges would come, we remained committed to our aggressive growth plan by opening six new in-store branches in March through July 2009, in addition to the eleven that were opened in 2008. Additionally, we adopted a multi-pronged approach to dealing with the crisis:

- An initiative with management to radically increase operational efficiency, reduce expenditures and enhance revenues from operation;
- An analysis of all vendor relationships and contracts with a view to eliminating all but the essential ones and either changing vendors or renegotiating terms with remaining vendors; and
- An evaluation of personnel policies, travel and entertainment policies, salary and benefit plans, and management performance and succession.

Concerning operations, we developed twelve new efficiency ratios that formed the base line from which new efficiency goals for the Company are derived. These ratios are also designed to assist the board and management by providing early indications of potential developing problems. In addition, management commissioned a study that identified viable cost-cutting and revenue enhancement opportunities that, after implementation, are expected to result in annual cost savings of more than $300,000.

The Company has already begun its analysis and renegotiation of vendor relationships which, starting with the quarterly period ending on September 30, 2009, are expected to result in annual savings of more than $250,000. Our management is continuing to analyze our cost structures and vendor relationships to identify additional potential cost savings.

To further our cost-cutting initiatives, the Bank froze salaries at existing levels, suspended contributions to the Employee Stock Ownership Plan and Supplemental Executive Retirement Plan (SERP), and revised the travel and entertainment expense reimbursement policy. It is expected that these actions will result in anticipated annual savings of approximately $500,000. During the year ended September 30, 2009, three current senior executives agreed to terminate their participation in the SERP and to relinquish any benefits they may have been entitled to under the SERP. The Company is currently evaluating all other employee benefit programs with the intent of reconfiguring them to more appropriately reflect the current economic environment. Effective December 2009, the ESOP was terminated and the allocated shares were merged into the Company's 401k Plan. The termination will have expense savings going forward and will increase the capital at the Bank level by approximately $3.3 million.

Our aggressive growth plan began in 2007 and included opening eleven branches in 2008 and six branches in the first half of 2009. We expected that the costs associated with this growth strategy would depress earnings at least through calendar year 2010, and this indeed was the case during fiscal 2009. In addition to the incurrence of those branches opening costs, during the fiscal year ended September 30, 2009, we suffered an other-than-temporarily-impaired ("OTTI") charge on our non-agency residential mortgage-backed securities (MBS) portfolio. In the third quarter, the Company recognized $12.5 million of other than temporary impairment losses on nine securities. The impairment loss before tax charged to earnings related to the credit loss portion of the write-down was $7.2 million ($4.4 million after tax), and the other comprehensive loss related to market illiquidity was $5.3 million, Moreover, our FDIC insurance premium increased by $780,000 over the level of the assessment for fiscal 2008. Excluding these items, earnings from operations were up for the year ended September 30, 2009, over the prior year ended September 30, 2008 at $1.7 million and $1.5 million respectively.

Based on our focus on consumer lending requirements, we found ourselves at the threshold of the 35% lending limit set by the OTS Home Owners Loan Act (HOLA). To allow continued growth in consumer lending, management purchased high-yielding AAA-rated non-agency residential MBS. However, the subsequent developments in the economy leading to the global recession in 2008 and 2009, including the collapse in the housing market and the liquidity crisis, caused illiquidity in the secondary market for non-agency residential MBS. Consequently, like many other financial institutions, these events caused us to modify our valuation methodology for our non-agency residential MBS portfolio. We obtained an independent valuation on our non-agency residential MBS portfolio for the quarter ended June 30, 2009. The independent valuation as of September 30, 2009 showed no additional impairments. Future valuations of our non-agency residential MBS portfolio, however, may require additional OTTI charges that could materially affect our earnings.

2009 Operations Overview. Our results of operations depend primarily on the level of our net interest margin, our provision for loan losses, our non-interest income (including the effect of impairment charges) and our operating expenses. Net interest income depends on the volume and rate associated with interest-earning assets and interest-bearing liabilities which result in net interest margin. The Company had a net loss of $3.2 million for the year ended September 30, 2009, compared to net income of $1.5 million for the year ended September 30, 2008. The decrease was primarily the result of a $4.4 million after tax, non-cash, OTTI charge in non-agency residential MBS portfolio. Excluding the OTTI charge and the FDIC premium increase, the Company would have reported net income of $1.7 million for the current fiscal year. Our asset levels increased throughout the period primarily as a result of the new in-store branches which delivered solid deposit and loan growth during fiscal 2009. With the branch expansion complete, the Company implemented earnings improvement initiatives to help offset the incremental expense related to branch growth. The planned initiatives included freezing and eliminating benefits under the Supplemental Executive Retirement Plan, freezing benefits under the Employee Stock Option Plan, implementing a compensation freeze, reconfiguring our employee benefit programs and renegotiating vendor agreements. Each of these actions are expected to continue to have bottom line impact going forward.

Interest Income. Total interest and dividend income increased by $4.2 million, or 15.7%, to $30.9 million for the year ended September 30, 2009, from $26.7 million for the year ended September 30, 2008. The primary reason for the increase in interest income was the $59.6 million increase in the average outstanding balance of loans receivable from $344.7 million at September 30, 2008, to $404.3 million at September 30, 2009. The increase was the result of loan originations exceeding repayments due to strong loan demand. The yield on average loans receivable decreased slightly in the current fiscal year from the prior fiscal year to 6.68% from 6.71%, reflecting lower yields on new loans compared to yields on loans paid off during the year. In addition, interest and dividend income increased $0.3 million to $3.9 million in fiscal 2009, compared to $2.9 million for fiscal 2008, primarily as a result of higher investment balances in 2009.

Interest Expense. Total interest expense increased $0.6 million, or 4.3%, to $14.7 million for the year ended September 30, 2009, from $14.1 million for the year ended September 30, 2008. The increase resulted from an increase in the average balance of deposits, partially offset by a decrease in the average rate paid on interest-bearing liabilities. Total interest bearing liabilities increased $94.8 million to $450.8 million for the fiscal year ended September 30, 2009, compared to $356.0 million for the prior fiscal year. The decrease in the cost of interest-bearing liabilities was also a result of an increase in core deposits (primarily money market accounts). The average money market outstanding balance increased from $31.7 million in fiscal 2008 to an average balance of $81.9 million in fiscal 2009. The average cost of money market deposits was 2.38% in fiscal 2009. The average cost of interest-bearing liabilities decreased from 3.97% for the year ended September 30, 2008, to 3.26% for the year ended September 30, 2009, reflecting lower deposit costs in fiscal 2009 and the lower cost of FHLB advances.

Net Interest Income. As shown in the rate/volume analysis in the table shown below under the heading "Rate/Volume Analysis", volume changes resulted in a $1.6 million increase in net interest income in 2009, while rate changes resulted in a $2.1 million decrease for a total increase of $3.7 million. The increase and composition of earning assets resulted in a $4.5 million increase to net interest income in 2009, partially offset by a $2.9 million increase and composition change in interest-bearing liabilities. The effect of lower yields on earning assets decreased net interest income by $0.2 million but were more than offset by rate decreases on interest-bearing liabilities of $2.4 million, for a favorable net interest income impact of $2.1 million. Net interest income increased 29.4% to $16.3 million for the year ended September 30, 2009, from $12.6 million for the year ended September 30, 2008. The average net interest spread for fiscal 2009 was 2.98%, an increase of 55 basis points from the average interest spread for fiscal 2008 of 2.43%. The average interest rate margin increased 26 basis points to 3.28% from 3.02%. The net interest spread and average interest rate margin performance was primarily a result of a greater decrease in the rate paid on interest-bearing liabilities than the decrease in the yield on interest earning assets.

Provision for Loan Losses. In fiscal 2009, we recorded a provision for loan losses of $1.4 million, compared to $721,000 in fiscal 2008. The allowance for loan losses as a percentage of loans receivable increased to 0.44% at September 30, 2009, from 0.32% at September 30, 2008. Several factors contributed to the increased provision in 2009, including:

- A 78% increase in non-performing loans during fiscal 2009. Loans classified as non-performing form the basis for the specific component of the allowance for loan losses.
- An uptick in the historical loss experience for consumer loans during fiscal 2009, which was greater than the modest decrease in real estate loan historical loss rate during fiscal 2009.
- An increase in the size of the loan portfolio in fiscal 2009 affected the general component of the allowance for loan losses. The increase in performing loans during fiscal 2009 was $70.5 million.

When a borrower fails to make a payment on a mortgage loan on or before the due date, a late notice is mailed five days after the due date. When the loan is 10 days past due, a loan officer will begin contacting the borrower by phone. This process will continue until satisfactory payment arrangements have been made. If the loan becomes two payments and ten days past due, a notice of right-to-cure default is sent. If the loan becomes over 90 days delinquent, a drive-by inspection is done while further attempts to contact the borrower by phone are made. After the loan is 120 days past due, and acceptable arrangements have not been made, the Bank will generally refer the loan to legal counsel, with instructions to prepare a notice of intent to foreclose. This notice allows the borrower up to 30 days to bring the loan current. During this 30-day period, the Bank will continue to attempt to contact the borrower to implement satisfactory payment arrangements. If the loan becomes 150 days past due and satisfactory arrangements have not been made, foreclosure will be instituted.

For consumer loans a similar collection process is followed, with the initial written contact being made once the loan is five days past due. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure. At the Bank, we aggressively monitor and work with the borrower, resulting in chargeoff and non-performing loans that are substantially lower than industry averages as a percentage of total loans.

The Bank divides its loans into two categories, mortgage loans and non-mortgage loans, and uses a dual-loss reserve strategy for all loans in both categories.. First, using a running three-year history, all loans, excluding classified loans, are assigned an inherent loss reserve. Next, each loan (mortgage and non-mortgage) that becomes over 61 days delinquent is reviewed by senior management. In addition, the Bank assesses several factors including negative change in income, negative change in collateral, negative change in employment and other characteristics.

The procedure for charging off consumer loans does not differentiate between the different types of consumer loans. The Bank's loan underwriting is based mainly on the borrowers' ability to pay, along with the value of the collateral. All closed-end consumer loans are either charged off or recognized as a specific loss after they become delinquent 120 days. All open-end consumer loans are charged off or recognized as a specific loss after they become delinquent 180 days. Consumer loans with collateral are charged off or recognized as a specific loss down to collateral resale value. In lieu of charging off the entire balance, loans with non-real estate collateral may be written down to the value of the collateral, if repossession is assured. In lieu of charging off the entire balance, loans with real estate collateral may be written down to the value of the collateral, if repossession is assured.

Non-performing assets at September 30, 2009, were 1.12% of total assets, compared to 0.68% of total assets at September 30, 2008. Net charged-off loans were $636,000 for the year ended September 30, 2009, compared to $455,000 for the year ended September 30, 2008. Continued deterioration of economic conditions caused non-performing assets and loan charge-offs to increase in 2009. The allowance for loan losses as a percentage of non-performing loans was 33.3% at September 30, 2009, compared to 36.6% at September 30, 2008. The decrease in allowance for loan losses as a percentage of non-performing loans during 2009 was due to the composition of non-performing loans and their underlying collateral at September 30, 2009 and 2008. September 30, 2009 non-performing loans had a lower loan to value ratio than the September 30, 2008 non-performing loans. Charge-offs and delinquencies remain low when compared to thrift industry averages because of our underwriting and collections processes.

For non-performing real estate loans, any decision related to an allowance for loan losses starts with the value of the underlying collateral. Where possible, we obtain a current third party appraisal. For all other non-performing loans the most recent appraisal is the starting point. This valuation is adjusted for known and observable conditions, including an allowance for general housing price deterioration that has been occurring in all markets in which we operate.

Determination of the allowance for loan losses is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as necessary to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies (including the OTS), as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2009, was maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Included in non-interest income in 2009 was $7.2 million of impairment losses on non-agency residential mortgage-backed securities. Excluding the impairment charge, our non-interest income increased to $2.0 million for fiscal 2009, compared to $1.7 million in the prior-year period, primarily due to the enhanced fee income initiatives put in place in fiscal 2009.

Non-Interest Expense. Total non-interest expense for the year ended September 30, 2009 increased 34.2 percent to $14.9 million from $11.1 million for the year ended September 30, 2008. The increase resulted mainly from normal costs associated with our continued growth and expansion initiatives, including planned costs associated with the opening of our in-store branches, and an increase in FDIC deposit insurance expense of $780,000 incurred during fiscal 2009. The previously announced in-store branch expansions were completed in July of 2009. These increased expenses were somewhat offset during fiscal 2009 by our previously described cost-cutting initiatives.

Income Tax Expense / Benefit. Income tax benefit was $5.3 million for fiscal 2009, compared to a $1.0 million expense for fiscal 2008. The decrease was primarily a result of the OTTI charge previously discussed.

Comparison of Operating Results for the Years Ended September 30, 2008, and September 30, 2007

Overview. Net income increased by 98.4% to $1.5 million for the year ended September 30, 2008, from $743,000 for the year ended September 30, 2007. The increase was primarily due to an increase in net interest income, partially offset by a small increase in operating expenses. Fiscal 2007 included a one-time, after-tax charge of $370,000 ($610,000 pre-tax) taken in the first quarter of fiscal 2007 related to agreements with two Citizens Community Federal executives who resigned. Excluding the charge, the Company would have reported fiscal 2007 net income of $1.1 million.

Interest Income. Total interest and dividend income increased by $7.4 million, or 38.3%, to $26.7 million for the year ended September 30, 2008, from $19.3 million for the year ended September 30, 2007. The primary reason for the increase in interest income was the $59.0 million increase in the average outstanding balance of loans receivable from $285.7 million for the year ended September 30, 2007, to $344.7 million for the year ended September 30, 2008. The increase was the result of loan originations exceeding repayments due to strong loan demand. The yield on average loans receivable decreased to 6.71% from 6.90%, reflecting lower yielding new loans replacing payoffs on loans with higher interest rates due to a reduction in market rates of interest. In addition, interest and dividend income increased $2.9 million to $3.6 million in fiscal 2008, compared to $659,000 for fiscal 2007, as a result of an increase in the level of investments held during fiscal 2008 over fiscal 2007.

Interest Expense. Total interest expense increased $3.3 million, or 59.1%, to $14.1 million for the year ended September 30, 2008, from $8.9 million for the year ended September 30, 2007. The increase in interest expense resulted from an increase in the cost of both deposits and notes payable as a result of an increase in average deposits outstanding and an increase in average advances outstanding from the FHLB. In prior years, management used the FHLB advances as it sought the most cost-effective source to fund loan demand. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand through additional deposit growth. No new FHLB advances were used in fiscal 2008 to fund loan demand. In fiscal 2008, FHLB advances were utilized to purchase non-agency residential MBS investments. The average cost of interest-bearing liabilities increased from 3.61% for the year ended September 30, 2007, to 3.97% for the year ended September 30, 2008, reflecting marginally higher deposit costs in fiscal 2008, and by the cost of additional FHLB advances used to fund the non-agency residential MBS investments.

Net Interest Income. Net interest income increased 20.0% to $12.6 million for the year ended September 30, 2008, from $10.5 million for the year ended September 30, 2007. The average net interest spread for fiscal 2008 was 2.44%, a decrease of 63 basis points from the average interest spread for fiscal 2007 of 3.07%. The average interest rate margin decreased in fiscal 2008 over fiscal 2077 by 75 basis points to 3.02% from 3.77%. The net interest spread performance was a result of the cost of interest-bearing liabilities increasing while the yield on interest earning assets decreased. Largely contributing to the decrease in net interest spread and interest margin was the non-agency residential MBS portfolio being funded through FHLB advances. The spreads produced from leveraged investments resulted in consistently lower interest margins than the loans receivable portfolio, and as a result, the overall net interest spread was affected at the benefit of net income.

Provision for Loan Losses. In fiscal 2008, we recorded a provision for loan losses of $721,000, compared to $470,000 in fiscal 2007. The rise in the provision for loan losses was attributed to a 15% increase in loans receivable as well as a slightly higher loan delinquency level. The allowance for loan losses as a percentage of loans receivable increased to 0.32% at September 30, 2008, from 0.29% at September 30, 2007. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Non-performing assets at September 30, 2008, were 0.68% of total assets, compared to 0.41% of total assets at September 30, 2007. Net charged-off loans were $455,000 for the year ended September 30, 2008, compared to $379,000 for the year ended September 30, 2007. The allowance for loan losses as a percentage of non-performing loans was 36.6% at September 30, 2008, compared to 60.9% at September 30, 2007. The decrease in allowance for loan losses as a percentage of non-performing loans was primarily due to more secure underlying assets associated with our outstanding loans. We believe that our charge-offs and delinquencies remain low when compared to thrift industry averages.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies (including the OTS), as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2008, was maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Total non-interest income remained unchanged at $1.7 million in fiscal 2008 and fiscal 2007 as all categories stayed relatively constant. Service charges on deposit accounts increased from $1.0 million for the year ended September 30, 2007, to $1.1 million for the year ended September 30, 2008. Insurance commissions decreased from $450,000 for the year ended September 30, 2007 to $344,000 for the year ended September 30, 2008 as a result of lower credit insurance sales. While there was sufficient loan activity during the year, challenging economic conditions resulted in lower appraisals for properties securing loans. As a result, fewer loans closed which decreased sales of credit insurance.

Non-Interest Expense. Total non-interest expense for the year ended September 30, 2008, increased 5.7% to $11.1 million from $10.5 million for the year ended September 30, 2007. The increase resulted mainly from normal costs associated with the Company's continued growth and expansion initiatives, including planned costs associated with opening the Company's in-store branches, salary and benefits, occupancy and professional services.

Income Tax Expense. Income tax expense increased to $11.0 million, or 40.6% of income before income taxes, for the year ended September 30, 2008, from $448,000, or 37.6% of income before income taxes, for the year ended September 30, 2007. The increase was a result of increased earnings.

Comparison of Financial Condition at September 30, 2009 and September 30, 2008

Total Assets. Our total assets as of September 30, 2009, were $575.4 million, compared to $480.0 million as of September 30, 2008. The 2009 fiscal year increase of 19.9% was primarily due to a $72.0 million increase in loans receivable, of which $53.0 million came from the Company's new in-store branch locations, and a $19.5 million increase in cash and cash equivalents.

Loans Receivable. Loans increased by $72.0 million, or 19.5%, from $368.5 million as of September 20, 2008, to $440.5 million as of September 30, 2009. At September 30, 2009, the loan portfolio was comprised of $240.2 million of loans secured by real estate, or 54.3% of total loans, and $202.6 million of consumer loans, or 45.7% of total loans. In-store branch offices were a significant contributor to the lending performance, as $53.0 million of the increase in loans receivable was originated through the in-store branches.

Allowance for Loan Losses. The following table is an analysis of the activity in our allowance for loan losses for the years ended September 30, 2009 and September 30, 2008.

	Year Ended September 30,	
	2009	2008
Balance at Beginning	$ 1,192	$ 926
Provisions Charged to Operating Expense	1,369	721
Loans Charged Off	(673)	(492)
Recoveries on Loans	37	37
Balance at End	$ 1,925	$ 1,192

Securities Available for Sale. We manage our securities portfolio in an effort to enhance income, improve liquidity, and meet the qualified Thrift Lender test imposed upon us by OTS regulations.

Our total investment portfolio was $56.2 million at September 30, 2009 compared with $61.8 million at September 30, 2008. Our non-agency residential MBS were originally purchased throughout 2007 and early 2008 and are generally secured by prime 1-4 family residential mortgage loans. These securities were all rated "triple-A" by various credit rating agencies at the time of their original purchase. Since the time of purchase, $27.0 million of the September 30, 2009 book value of the non-agency residential MBS portfolio was downgraded from investment grade to below investment grade. The market for these securities has depressed in response to stress and illiquidity in the financial markets and a general deterioration in economic conditions. Although mindful of these developments, management has determined that it may be likely the Company will not collect all amounts due according to the contractual terms of these securities.

As of the quarter ended June 30, 2009, the OTS required all thrift institutions (including Citizens Community Federal) to adopt the direct credit substitute method for determining the risk based capital required for securities rated BB or below. This method requires the institution to risk weight all of the underlying loans in the securitization that the security supports based on the position of the institution's security in the securitization. This treatment can result in below BB rated subordinate tranches receiving up to a 1250% risk weight. We adopted this OTS capital guidance as of our quarter ended June 30, 2009. As previously stated, a group of the $30.6 million book value of our non-agency residential MBS portfolio was deemed to be OTTI and was written down $12.5 million during the quarter ended June 30, 2009. The impaired loss before tax related to the credit loss portion recorded in earnings and the other comprehensive loss related to market illiquidity was $7.2 million and $5.3 million respectively. Our management believes that the remaining book value of our non-agency residential MBS portfolio totaling $46.8 million, with a fair value loss of $10.1 million at September 30, 2009, is still subject to numerous factors outside of our control and a future determination of OTTI could result in more losses being recorded in future periods.

The amortized cost and market values of our available-for-sale securities for the periods indicated below are as follows:

September 30, 2009		Amortized Cost		Fair Value
Residential Agency MBS	$	19,535	$	19,698
Residential Non-agency MBS		46,772		36,517
	$	66,307	$	56,215

September 30, 2008		Amortized Cost		Fair Value
Residential Agency MBS	$	541	$	543
Residential Non-agency MBS		65,242		61,233
	$	65,783	$	61,776

As noted above, over the past several quarters, the rating agencies have revised downward their original ratings on thousands of mortgage securities which were issued during the 2001-2007 time period. As of September 30, 2009, we held $19.5 million in fair value of investments that were originally rated "Investment Grade" but have been downgraded to "Below Investment Grade" by at least one of three recognized rating agencies.

As of September 30, 2009 and September 30, 2008, the composition of our available-for-sale portfolios by credit rating was as follows:

September 30, 2009		Amortized Cost		Fair Value
Agency	$	19,535	$	19,698
AAA		10,382		9,436
A		4,642		4,013
BBB		4,781		3,538
Below investment grade		26,967		19,530
	$	66,307	$	56,215

September 30, 2008		Amortized Cost		Fair Value
Agency	$	541	$	543
AAA		54,676		52,473
AA		4,529		4,276
A		2,246		1,808
Below Investment Grade		3,791		2,676
	$	65,783	$	61,776

We monitor our portfolio investments on an on-going basis and, initially at June 20, 2009, we obtained an independent valuation of our non-agency residential mortgage-backed securities. This analysis is utilized to ascertain whether any decline in market value is other-than-temporary. In determining whether an impairment is other-than-temporary, management considers the length of time and the extent to which the market value has been below cost, recent events specific to the issuer including investment downgrades by rating agencies and economic conditions within the issuer's industry, whether it is more likely than not that we will be required to sell the security before there would be a recovery in value, and credit performance of the underlying collateral backing the securities, including delinquency rates, cumulative losses to date, and prepayment speed.

The independent valuation process included:

- Obtaining individual loan level data from servicers and trustees directly, and deriving assumptions regarding the global frequency of foreclosure, loss severity and conditional prepayment rate (both the entire pool and the loan group pertaining to the bond).
- Projecting cash flows based on these assumptions and stressing the cash flows under different time periods and requirements of the capital structure of the bond.
- Identifying various price/yield scenarios based on the bank's Book Value price, a held-to-maturity price (for potential credit loss), and specific yields deemed most appropriate for a trade that would occur in a free market (Fair Value). Discount rates were determined based on the volatility and complexity of the security and the yields demanded by buyers in the market at the time of the valuation.

For non-agency residential mortgage-backed securities that are considered other-than-temporarily impaired and for which we have the ability and intent to hold these securities until the recovery of our amortized cost basis, we recognize OTTI in accordance with FSP FAS 115-2 and FAS 124-2. Under this FSP, we separate the amount of the OTTI into the amount that is credit related and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security's amortized cost basis and the present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income.

During the quarter ended June 30, 2009, the results of this analysis indicated that a portion of the decline in market value of nine securities included in our portfolio, with a book value of $30.6 million and a fair value of $18.1 million, was other-than-temporary, and, as a result, the affected securities were written down by $7.2 million on a pre-tax basis resulting in reduced earnings during that quarter and $5.3 million was recognized as a change in fair value and recorded through accumulated other comprehensive loss (net of deferred income taxes), which is a component of our shareholders' equity. Subsequent analysis of these securities during the quarter ended September 30, 2009 showed no additional OTTI. However, additional OTTI adjustments may be necessary in future periods as market conditions change and based upon the factors described above.

On September 30, 2009, 17 securities have unrealized losses recognized in accumulated other comprehensive income, with aggregate depreciation of 22% of the Company's amortized cost basis. While performance of the residential mortgage-backed securities has deteriorated and the securities have been subject to downgrades, these unrealized losses relate principally to the continued dislocation of the securities market and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements.

To determine if an other-than-temporary impairment exists on a debt security, the Bank first determines if (1) it intends to sell the security or (2) it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of the conditions is met, the Bank will recognize an other-than-temporary impairment in earnings equal to the difference between the security's fair value and its adjusted cost basis. If neither of the conditions is met, the Bank determines (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected and the amortized cost basis is the credit loss. The credit loss is the amount of the other-than-temporary impairment that is recognized in earnings and is a reduction to the cost basis of the security. The amount of the total impairment related to all other factors (excluding credit loss) is included in other comprehensive income.

Based on management's impairment testing, we recognized a $12.5 million other-than-temporary impairment losses on nine securities. The impairment loss before tax that was recorded in earnings was $7.2 million and other comprehensive loss was $5.2 million. At September 30, 2009, the approximate aggregate fair value of those nine securities is $14.7 million. The following table is a roll forward of the amount of other-than-temporary impairment related to credit losses that have been recognized in earnings for the year ended September 30, 2009.

Beginning balance of the amount of OTTI related to credit losses		0
Credit portion of OTTI on securities for which OTTI was not previously Recognized		7,236
Ending balance of the amount of OTTI related to credit losses	$	7,236

There were no sales of available-for-sale securities during the three-year period ended September 30, 2009. No securities were pledged by the Company as of September 30, 2009. Utilizing a third party firm, we will continue to obtain an independent valuation of our non-agency MBS portfolio on a quarterly basis. Management and the Board of Directors will review and consider additional testing to determine if additional writedowns are warranted.

FHLB Stock. FHLB stock increased from $5.8 million on September 30, 2008, to $6.0 million on September 30, 2009. The increase was a result of required stock purchases to access additional FHLB borrowings. We are required to be a member of and maintain a certain amount of capital stock of the FHLB of Chicago to obtain an advance from the FHLB. As of September 30, 2009, the carrying amount of our investment in FHLB stock was $6.0 million. There is no ready market for the FHLB stock nor is there any quoted market values for the FHLB stock because shares can only be purchased or sold between members of the FHLB at the stock's $100 par value. As a result, we account for this investment as a long-term asset and carry it on our balance sheet at cost. We review this investment for impairment whenever we measure the fair value of the investment or, at a minimum, whenever an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment.

On October 10, 2007, the FHLB entered into a consensual cease and desist order with its regulator, the Federal Housing Finance Board ("Finance Board"). Under this order, the FHLB must maintain certain minimum capital ratios; therefore, restricting capital stock repurchases and redemptions, including redemptions upon membership withdrawal, without approval of the Director of the Office of Supervision of the Finance Board. As a result of this order, coupled with net losses over several periods, and the restrictions placed on stock redemptions, we consider the following in order to determine whether the FHLB stock should be classified as other-than-temporarily impaired:

- Significance and length of the decline in net assets compared to the capital stock;
- Commitments by the FHLB to make payments required by law or regulation;
- Impact of legislative and regulatory changes; and
- Liquidity position of the FHLB.

After considering these factors and our intention and ability to hold the FHLB stock for the time necessary to recover the initial investment, we have determined that the FHLB stock was not impaired as of September 30, 2009. On a quarterly basis, management will review our FHLB stock holding for potential for impairment and present findings to the Board of Directors.

Office Properties and Equipment. Total investment in office properties and equipment was $5.9 million on September 30, 2008, and $8.0 million on September 30, 2009, an increase of $2.1 million, or 35.6%. The increase was primarily a result of the additional in-store branch locations that we opened in fiscal 2009.

Goodwill. As of August 31, 2009 the Board of Directors and management updated its analysis of the carrying value of Goodwill. The Company hired an independent firm to assist in assessing the carrying value of Goodwill.

In examining the fair value, the independent firm considered indicated valuation results under the three approaches: the Comparable Transactions approach based on Level 2 inputs; the Control Premium approach based on a combination of Level 1 inputs (the quoted price for CZWI stock) and Level 2 inputs (an estimated control premium based on comparable transaction); and the discounted cash flow approach based on Level 3 inputs including projections of future operations based on management's assumptions, experience of the independent valuation firm and from publicly available sources. All approaches were considered in the final estimate of fair value, with the approaches weighted based upon their applicability based upon the SFAS No. 157 hierarchy.

Fair Valuation Summary

		Amount ($Mil)
Comparable Transactions	$	55
Control Premium		41
Discounted Cash Flow (DCF)		79
Fair Value	$	56

At the August 30, 2009 measurement date, the aggregate estimated fair value of the Bank was $56 million which was equal to the carrying value of the Bank and equal to stockholders'equity of $56 million. Thus, it was determined that goodwill was not impaired and the Step 2 analysis for goodwill impairment was not required.

On December 22, 2009, management updated its analysis which included:

- Reviewing the profitability and operating cash flow of the Bank in October and November 2009.
- Reviewing the 2010 budget.
- Updating the financial data included in the August 31, 2009 Valuation Report.
- Inquiring of the independent valuation firm as to possible changes to the valuation due to market changes, a declining market price for the company's stock and other assumptions.

Findings of the update included the following:

- The Bank continued to be profitable in the first quarter of fiscal 2010 with reported year-to-date earnings of $360,000. During this period, the provision for loan losses increased in response to an increase in Non-Performing Loans (NPL's); allowance coverage of NPL's continued to be in excess of 30%.
- The company is expected to be profitable based on the budget for fiscal year 2010.
- The updated summary of financial ratios and other factors included in the August 30, 2009 independent valuation did not change significantly.

Based on this analysis, it is management's view that no events have occurred since year-end that would result in an impairment to goodwill. Again, management will review goodwill and present to the Board of Directors its findings. If we conclude that there is potential for impairment, we will use a third party evaluation to determine the impairment, if any.

Deposits. Deposits grew to $409.3 million at September 30, 2009, from $297.2 million at September 30, 2008. The fiscal year increase of $112.1 million, or 37.7 percent, was the result of growth in new core deposits. Core deposits accounted for $106.8 million of the fiscal 2009 gain. $101.0 million of the gain came from total deposit growth at the Company's newly opened in-store branch locations. Core deposits are defined as non-CD deposits.

Borrowed Funds. FHLB advances decreased from $110.2 million on September 30, 2008, to $106.8 million on September 30, 2009, as a result of paying off maturing FHLB advances tied to maturing investments in our non-agency residential MBS portfolio.

Stockholders' Equity. Stockholders' equity decreased $13.1 million to $55.4 million at September 30, 2009, from $68.5 million at September 30, 2008. The decrease was mainly attributed to the net loss for the fiscal year ended September 30, 2009 of $3.2 million, an increase in the unrealized loss of our non-agency residential MBS portfolio of $4.0 million and common stock repurchases of $5.3 million.

Comparison of Financial Condition at September 30, 2008 and September 30, 2007

Total Assets. Our total assets as of September 30, 2008, were $480.0 million, compared to $386.1 million as of September 30, 2007. The 2009 fiscal year increase of 24.3% was primarily due to:

- A $48.8 million increase in loans receivable, of which $9.1 million was originated through our new in-store branches;
- $17.7 million in assets acquired by Citizens Community Federal through the previously disclosed acquisition from ANB of three in-store branches; and
- A $22.2 million increase in the value of our non-agency residential MBS portfolio as a result of additional non-agency residential MBS purchases occurring during fiscal 2008.

Loans Receivable. Loans increased by $48.5 million, or 15.2%, from $320 million as of September 20, 2007, to $368.5 million as of September 30, 2008. At September 30, 2008, the loan portfolio was comprised of $205.0 million of loans secured by real estate, or 55.4% of total loans, and $164.9 million of consumer loans, or 44.6% of total loans. Although the in-store branch offices were only open for part of the fiscal year, they were a significant contributor to the lending performance, as $9.1 million of the increase in loans receivable was originated through the in-store branches.

Allowance for Loan Losses. The following table is an analysis of the activity in our allowance for loan losses for the years ended September 30, 2008, and September 30, 2007.

	Year Ended September 30,	
	2008	2007
Balance at Beginning	$ 926	$ 835
Provisions Charged to Operating Expense	721	470
Loans Charged Off	(492)	(413)
Recoveries on Loans	37	34
Balance at End	$ 1,192	$ 926

Securities Available for Sale. Securities available for sale increased from $39.6 million on September 30, 2007, to $61.8 million on September 30, 2008. We selectively purchased non-agency residential MBS that either met or exceeded our underwriting guidelines. This strategy was employed to compliment consumer loan underwriting. In order to comply with the consumer lending limit imposed on federally chartered savings banks, management chose to increase the asset base by purchasing AAA-rated non-agency residential MBS funded by FHLB advances. This strategy allowed us to continue to satisfy strong demand consumer loans and still comply with our regulatory limits. The securities purchased were AAA-rated Jumbo Prime non-agency residential MBS. The average loan-to-value ratio at origination for the entire non-agency residential MBS portfolio was 64.7%, while the average FICO score was 742. We have refrained from purchasing any subprime Alt-A negative amortization loans or other types of securities with unusual characteristics. As described above, during fiscal 2009 we incurred significant OTTI charges related to the acquisition of certain of these securities.

FHLB Stock. FHLB stock increased from $4.8 million on September 30, 2007, to $5.8 million on September 30, 2008. The increase was a result of required stock purchases to access additional FHLB borrowings.

Office Properties and Equipment. Total investment in office properties and equipment was $3.5 million on September 30, 2007, and $5.9 million on September 30, 2008, an increase of $2.4 million, or 40.0%. The increase was primarily a result of our in-store branch locations opened in fiscal 2008.

Deposits. Deposits grew to $297.2 million at September 30, 2008, from $207.7 million at September 30, 2007. The fiscal year increase of $89.5 million, or 43.17 percent, was the result of growth in both new certificates of deposits, as well as new core deposits. $18.1 million of the gain came from total deposit growth at our newly opened in-store branch locations; of that amount, $11.4 million was generated by core deposit growth. An additional $18.4 million of the gain was the result of our ANB branch acquisitions.

Borrowed Funds. FHLB advances increased from $96.4 million on September 30, 2007, to $110.2 million on September 30, 2008, in order to fund the purchase of the non-agency residential MBS investments described above.

Stockholders' Equity. Stockholders' equity decreased $9.6 million to $68.5 million at September 30, 2008, from $78.1 million at September 30, 2007. The decrease, partially offset by net income, was due to the repurchase of 888,300 shares of our common stock under our previously announced share repurchase programs, dividends paid, and a temporary, unrealized impairment of $2.8 million related to mark-to-market valuation of our non-agency residential MBS portfolio, which was conducted in fiscal 2008 due to then-current market conditions.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended September 30,								
	2009			2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(In Thousands)								
Interest-Earning Assets:									
Cash equivalents	$ 23,769	$ 27	0.11%	$ 13,445	$ 277	2.06%	$ 5,953	$ 167	2.81%
Loans receivable(1)	404,335	27,007	6.68	344,654	23,129	6.71	285,668	19,713	6.90
Other interest-bearing deposits	3,894	119	3.06	371	7	1.89	567	30	5.29
Securities available for sale	57,990	3,787	6.53	53,417	3,320	6.22	9,487	379	3.99
Federal Home Loan Bank stock	5,865	---	---	5,420	---	---	3,115	83	2.66
Total interest-earning assets	$ 495,852	30,940	6.24%	$ 417,307	26,733	6.41	$ 304,790	20,372	6.68
Interest-Bearing Liabilities:									
Savings accounts	$ 23,162	192	0.83	$ 21,091	172	0.82	$ 22,858	218	0.95
Demand accounts(2)	19,805	28	0.14	18,711	26	0.14	19,283	28	0.15
Money market accounts	81,922	1,948	2.38	31,711	717	2.26	24,323	588	2.42
CDs	205,291	7,446	3.63	166,758	7,716	4.63	120,148	5,707	4.75
IRAs	15,487	544	3.51	12,016	507	4.22	10,876	453	4.17
Federal Home Loan Bank advances	105,169	4,530	4.31	105,699	5,001	4.73	48,643	1,895	3.90
Total interest-bearing liabilities	$ 450,835	14,688	3.26	$ 355,987	14,139	3.97	$ 246,130	8,889	3.61
Net interest income		16,252			$ 12,594			$ 11,483	
Net interest rate spread			2.98%			2.43			3.07%
Net interest margin(3)			3.28%			3.02%			3.77%
Average interest-earning assets to average interest-bearing liabilities			1.10%		1.17x			1.24x	

(1) Calculated net of loan fees of $(1,454,000) in 2009, $(1,492,000) in 2008 and $(1,026,000) in 2007, loan discounts, loans in process and allowance for losses on loans.

(2) Includes $14.9 million, $14.4 million and $13.8 million of non-interest-bearing demand deposits during the years ended September 30, 2009, 2008 and 2007, respectively.

(3) Net interest income divided by interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume, which are changes in volume multiplied by the old rate; and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30, 2009 vs. 2008			Year Ended September 30, 2008 vs. 2007		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(In Thousands)					
Interest-Earning Assets:						
Loans receivable(1)	$ 3,987	$ (101)	$ 3,878	$ 3,972	$ (556)	$ 3,416
Other	524	(195)	329	2,812	133	2,945
Total interest-earning assets	4,511	(304)	4,207	$ 6,784	$ (423)	$ 6,361
Interest-Bearing Liabilities:						
Savings accounts	17	3	20	$ (18)	(28)	(46)
Demand accounts	2	0	2	(1)	(1)	(2)
Money market account	1,192	39	1,231	169	(40)	129
IRA accounts	131	(94)	37	48	6	54
Certificates of deposit	1,584	(1,854)	(270)	2,160	(151)	2,009
Federal Home Loan Bank advances	(25)	(446)	(471)	2,626	480	3,106
Total interest-bearing liabilities	$ 2,901	$ (2,352)	549	$ 4,984	$ 266	5,250
Net interest income			$ 3,658			$ 1,111

(1) Calculated net of loan fees of $(1,454,000) in 2009 and $(1,492,000) in 2008.

Liquidity and Commitments

We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At September 30, 2009, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 13.0%.

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Although $163.5 million of our $216.5 million (75.5%) CD portfolio will mature in fiscal 2010, Citizens has historically retained over 75% of its maturing CD's. In our present interest rate environment, this should improve our cost of funds. In addition we now have our in-store branch network to help off-set liquidity concerns. Moreover, we invest excess funds in short-term, interest-earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also utilizes FHLB advances to leverage our capital base, to provide funds for our lending and investment activities, and to manage our interest rate risk management.

Liquidity management is both a daily and long-term function of managing our balance sheet. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer-term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Evolution of Business Strategy and History" on page 4. We use our sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments.

At September 30, 2009, the total approved loan origination commitments outstanding amounted to $2.6 million. At the same date, unused approved lines of credit to our customers were $8.1 million and certificates of deposit scheduled to mature in one year or less, totaled $163.5 million.

The average cost of deposits decreased throughout fiscal 2009. Our policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, our management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, we had the ability as of September 30, 2009, to borrow an additional $55.3 million from the FHLB as a funding source to meet commitments and for liquidity purposes, as well as the ability to access $5.0 million in federal funds through the United Bankers Bank.

Capital

Consistent with our goals to operate a sound and profitable financial organization, we have historically strived to maintain a "well-capitalized" institution in accordance with regulatory standards. However, as a result of the OTTI charges incurred during fiscal 2009 and significant changes in the valuation of our non-agency residential MBS portfolio, as of September 30, 2009 we were considered "adequately capitalized" under applicable regulatory standards. Total equity of Citizens Community Federal was $52.1 million at September 30, 2009, or 9.6% of total assets. As of September 30, 2009, Citizens Community Federal exceeded all regulatory capital requirements of the Office of Thrift Supervision (OTS) to maintain an "adequately capitalized" institution. Citizens Community Federals' regulatory capital ratios at September 30, 2009, were as follows: core capital 8.9%; Tier 1 risk-based capital, 9.4%; and total risk-based capital, 9.6%. The regulatory capital requirements to be considered adequately capitalized are core capital of 4.0%, Tier 1 risk-based capital of 4.0% and risk-based capital of 8.0%, respectively, and to be considered well capitalized are core capital of 5.0%, Tier 1 risk-based capital of 6.0% and risk-based capital of 10.0%, respectively. We anticipate our regulatory capital to be well-capitalized by December 31, 2009 as a result of the announced termination of the ESOP plan and the subsequent increase of bank level regulatory capital of approximately $3.3 million. Management and the Board of Directors will evaluate our capital on a monthly basis to maintain a "well-capitalized position", while continuing to look for ways to further enhance our capital position.

Impact of Inflation

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Fair Value Measurements

We measure some of our assets on a fair value basis. Fair value is used on a recurring basis for certain assets, such as securities available for sale and loans, in which fair value is the primary basis of accounting. Fair value is defined as the price that would be received for the sale of an asset in an orderly transaction between market participants at the measurement date. In accordance with authoritative guidance, we apply the following fair value hierarchy:

Level 1: Quoted prices for identical assets in active markets that an entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset.

In estimating the fair values for securities available for sale, we believe that independent third-party market prices are the best evidence of exit price and, where available, bases its estimates on such prices. If such third-party market prices are not available, valuations from an independent third-party are obtained. Where market observable data is not available due to market conditions in an illiquid market, the valuation of financial instruments becomes more subjective and involves substantial judgment. Additionally, there may be inherent risk in the valuation calculation and changes in underlying assumptions, including estimates of future cash flow and discount rates that could significantly affect future values.

Level 3 assets are certain investments for which little or no market activity exists or whose value of the underlying collateral is not market observable. With respect to non-agency residential mortgage-backed securities that we hold, the credit markets continue to be disrupted resulting in a continued dislocation and lack of trading activity. Our valuation of non-agency residential mortgage-backed securities used both observable as well as unobservable inputs to assist in the Level 3 valuation, employing a methodology that considers future cash flows along with risk-adjusted returns. The inputs in this methodology are as follows: ability and intent to hold to maturities, mortgage underwriting rates, market prices/conditions, loan type, loan-to-value, strength of borrower, loan age, delinquencies, prepayment/cash flows, liquidity, expected future cash flows and rating agency actions. The independent valuation of all Level 3 securities in the current fiscal year resulted in an estimated pre-tax unrealized loss of $6.3 million.

The following tables summarize securities available for sale measured at fair value on a recurring basis at September 30.

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total Fair Value
2009		(In Thousands)		
Available for sale securities	$ 0	$ 19,698	$ 36,517	$ 56,215

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total Fair Value
2008	(In Thousands)			
Available for sale securities	$ 0	$ 543	$ 61,233	$ 61,776

The following tables present a reconciliation of residential mortgage-backed securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal year ended September 30.

2009	Total Fair Value (In Thousands)
Beginning Balance	$ 61,233
Total gains or losses (realized/unrealized):	
Included in earnings	(7,236)
Included in other comprehensive income	(6,251)
Purchases, sales, issuances and settlements, net	
Transfers in and/or out of Level 3	(11,229)
Ending Balance	$ 36,517

2008	Total Fair Value (In Thousands)
Beginning Balance	$ 38,937
Total gains or losses (realized/unrealized):	
Included in earnings	(0)
Included in other comprehensive income	(4,159)
Purchases, sales, issuances and settlements, net	
Transfers in and/or out of Level 3	26,455
Ending Balance	$ 61,233

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement establishing the *FASB Accounting Standards Codification™* (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This pronouncement is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-Securities and Exchange Commission accounting and reporting standards were superseded. We adopted this new accounting pronouncement for the year ended September 30, 2009, as required, and adoption did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued guidance permitting entities to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This guidance is included in ASC 825, *Financial Instruments*. We adopted this guidance effective October 1, 2008 and have not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. The adoption of this topic has had no impact on our consolidated financial statements.

In April 2009, FASB issued ASC 820-10, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* ASC 820-10 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC 820-10 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. ASC 820-10 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10 did not have a material impact on the our consolidated financial statements.

In April 2009, FASB issued ASC 320-10, *Recognition and Presentation of Other-Than-Temporary Impairments.* ASC 320-10 amended other-than-temporary impairment (OTTI) guidance for debt securities by requiring a write-down when fair value is below amortized cost in circumstances where: (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income. We adopted this accounting standard on April 1, 2009. As a result of implementing the new guidance, the amount of OTTI recognized in our net income during fiscal 2009 was $7.2 million.

In May 2009, FASB issued ASC 855-19, *Subsequent Events,* which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855-19 defines (1) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. ASC 855-19, which includes a required disclosure of the date through which an entity has evaluated subsequent events, became effective for consolidated financial statements for periods ending after June 15, 2009. ASC 855-19 did not have a material impact on our consolidated financial statements.

In June 2009, FASB issued ASC 860-10, *Accounting for Transfers of Financial Assets, an Amendment of ASC 860-10* which amends ASC 860-10, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASC 860-10 eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for de-recognizing financial assets. ASC 860-10 also clarifies that a transferor must evaluate whether it has maintained effective control of a financial asset by considering its continuing direct or indirect involvement with the transferred financial asset. ASC 860-10 will be effective for all reporting periods beginning after November 15, 2009. The adoption of ASC 860-10 is not expected to have a material impact on our consolidated financial statements.

In June 2009, FASB issued ASC 810-10, *Amendments to ASC 810-10, Consolidation of Variable Interest Entities,* to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASC 810-10 will be effective for all reporting periods beginning after November 15, 2009. The adoption of ASC 810-10 is not expected to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk, we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and re-pricing terms of our interest-earning assets and interest-bearing liabilities. Our asset and liability management committee is comprised of members of senior management and establishes and monitors guidelines for the volume and mix of assets, and the funding sources taking into account relative costs and spreads, interest rate sensitivity, and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. Our asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities, and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

In order to manage our assets and liabilities, and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time;
- originating shorter-term consumer loans;
- originating prime-based home equity lines of credit;
- managing our deposits to establish stable deposit relationships;
- using FHLB advances to align maturities and repricing terms; and
- attempting to limit the percentage of long-term, fixed-rate loans in our portfolio which do not contain a payable-on-demand clause.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, our asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net-interest margin.

In light of our core business performance in fiscal 2008 and fiscal 2009, management believes our strategies have proven to be effective. Credit quality continued to be strong with delinquency and charge-off ratios remaining below thrift industry averages. Interest rate risk, defined by net portfolio value (NPV), continued to show minimal risk. By continuing to include our payment-on-demand clauses on our first mortgage loan originations, less than 10% of the Citizen Community Federal assets were represented by traditional fixed-rate mortgage loans with amortizations of 15 years or greater.

As of September 30, 2009, $194.1 million of our loans in our portfolio included a payable-on-demand clause. We have not utilized the demand clause since fiscal 2000 because, in management's view, it has not been appropriate. Therefore, the clause has had no impact on our liquidity and overall financial performance for the periods presented.

As part of its procedures, our asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

The following table sets forth, at September 30, 2009, an analysis of our interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 200 basis points, measured in 100 basis point increments). As of September 30, 2009, due to the current level of interest rates, NPV estimates for decreases in interest rates greater than 200 basis points are not meaningful.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 28,763	$ (9,270)	(24)%	5.21%	(145) bp
+200 bp	32,039	(5,993)	(16)	5.74	(92)
+100 bp	35,427	(2,606)	(7)	6.27	(39)
50 bp	36,839	(1,194)	(3)	6.48	(18)
0 bp	38,033	---	---	6.66	---
-50bp	30,093	1,060	3	6.81	15
-100 bp	39,863	1,831	5	6.92	26

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

For comparative purposes, the table below sets forth, at September 30, 2008, an analysis of our interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 200 basis points, measured in 100 basis point increments). As of September 30, 2008, due to the current level of interest rates, NPV estimates for decreases in interest rates greater than 200 basis points are not meaningful.

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	Amount	Change	Change	NPV Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 27,546	$ (10,206)	(27)%	6.10%	(190) bp
+200 bp	31,438	(6,314)	(17)	6.86	(114)
+100 bp	34,922	(2,830)	(7)	7.50	(50)
+50 bp	36,436	(1,317)	(3)	7.77%	(23)
0 bp	37,752	---	---	8.00	---
-50 bp	38,851	1,098	3	8.18%	18
-100 bp	39,669	1,916	5	8.31	31

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

The assumptions used to measure and assess interest rate risk include interest rates, loan prepayment rates, deposit decay (runoff) rates, and the market values of certain assets under differing interest rate scenarios.

The assumptions we use to evaluate the impact on our operations of changes in interest rates in the table above are utilized in, and set forth under, the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or if actual experience differs from these assumptions.

The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest-earning assets and interest-bearing liabilities at September 30, 2009, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
			(Dollars in Thousands)			
Real estate mortgage loans	$ 38,539	$ 32,242	$ 84,819	$ 43,049	$ 41,576	$ 240,225
Consumer loans	82,503	54,618	57,281	5,647	2,521	202,570
Securities available for sale	5,285	5,416	19,872	13,290	22,449	66,312
Other interest-bearing deposits	2,458	--	---	---	---	2,458
Federal Home Loan Bank stock	---	---	---	6,040	---	6,040
Cash equivalents	43,191	---	---	---	---	43,191
Total interest-earning assets	171,976	92,276	161,972	68,026	66,546	560,796
Savings accounts	2,639	2,639	20,265	811	33	26,387
Demand and money market	36,677	36,677	55,016	13,754	24,316	166,440
Certificates of deposit	84,031	79,471	50,523	2,459	---	216,484
Federal Home Loan Bank advances	31,105	11,500	49,800	12,900	1,500	106,805
Total interest-bearing liabilities	154,452	130,287	175,604	29,924	25,849	516,116
Interest-earning assets less interest-bearing liabilities	$ 17,524	$ (38,011)	$ (13,633)	$ 38,101	$ 40,809	$ 44,790
Cumulative interest rate sensitivity gap	$ 17,524	$ (20,487)	$ (34,120)	$ 3,981	$ 44,790	
Cumulative interest rate gap as a percentage of assets at September 30, 2009	3.05%	(3.56)%	(5.93)%	0.69%	7.78%	
Cumulative interest rate gap as a percentage of interest-earning assets at September 30, 2009	3.12%	(3.65)%	(6.08)%	0.71%	7.99%	

The difference between re-pricing assets and liabilities for a specific period is referred to as the gap. An excess of re-priceable assets over liabilities is referred to as a positive gap. An excess of re-priceable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to re-price are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable-on-demand clause in certain mortgage loans originated by Citizens Community Federal.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Critical Accounting Policies

There are certain accounting policies that we have established which require us to use our judgment. In addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements included herein, our critical accounting policies are as follows:

Critical Accounting Policies

There are certain accounting policies that we have established which require us to use our judgment. In addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements included herein, our critical accounting policies are as follows:

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Management regularly evaluates the allowances for loan losses using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current economic conditions, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

Available for Sale Securities. Securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities.

The Company evaluates all investment securities on a quarterly basis, and more frequently when economic conditions warrant determining if other-than-temporary impairment exists. A debt security is considered impaired if the fair value is less than its amortized cost based at the report date. If impaired, management then assesses whether the impairment is other-than-temporary.

Current authoritative guidance provides that an unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. The credit loss component is recorded in earnings as a component of other-than-temporary impairment in the consolidated statements of operations, while the loss component related to other market factors is recognized in other comprehensive income (loss), provided the Company does not intend to sell the underlying debt security and it is "more likely than not" that the Company will not have to sell the debt security prior to recovery of the unrealized loss.

Management considers the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

- The length of time, and extent to which, the fair value has been less than the amortized cost.
- Adverse conditions specifically related to the security, industry or geographic area.
- The historical and implied volatility of the fair value of the security.
- The payment structure of the debt security and the likelihood of the issuer or underlying borrowers being able to make payments that may increase in the future.
- Failure of the issuer of the security or the underlying borrowers to make scheduled interest or principal payments.
- Any changes to the rating of the security by a rating agency.
- Recoveries or additional declines in fair value subsequent to the balance sheet date.

Interest income on securities for which an other-than-temporary impairment has been recognized in earnings is recognized at a rate commensurate with the expected future cash flows and amortized cost basis of the securities after the impairment.

Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Additional Findings

OTS Memorandum of Understanding. The Office of Thrift Supervision during their most recent examination in July 2009 provided us their findings. From these findings Citizens Community Federal will enter into an informal enforcement action with the Office of Thrift Supervision in the form of a Memorandum of Understanding. Within 60 days, the Board of Directors of the company agrees to take corrective actions set forth in the MOU. Specifically, the Board will establish minimum capital levels for Tier 1 (core) capital and total Risk-Based capital ratios. Also, as part of the informal enforcement action, the Board will not declare or pay dividends without prior approval of the OTS.

Auditor Material Weakness Findings. Our external auditors concluded their audit in December 2009. Their assessment identified the following material weaknesses in the financial reporting and disclosure process:

- Inadequate financial statement disclosures for other-than temporary securities, income taxes, and subsequent events related to retirement plans; and
- Improper application of GAAP related to revenue recognition on securities classified as other-than temporarily impaired and the recording of employee benefit expense related to terminated employees.

As a result of the above deficiencies, certain accounting errors occurred and certain adjustments were recorded in the fourth quarter. The impact of these adjustments was not material to the financial statements. However, due to the actual misstatements, the potential for more significant misstatements, and the absence of other mitigating controls, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not be prevented or detected as a result of each weakness. As a result, management determined that these identified deficiencies were material weaknesses in internal control over financial reporting and has concluded that our internal control over financial reporting was not effective as of September 30, 2009.

Remediation of Material Weaknesses. As discussed above, we have identified material weaknesses in our internal control over financial reporting. We have taken steps to address the specific deficiencies identified above. In addition, to remediate the material weaknesses in our internal control over financial reporting subsequent to year end, we have implemented or are in the process of implementing the following actions, which are all expected to be completed by the end of the first quarter except for the last item, which will be ongoing:

- We are assessing the need for additional ongoing employee training as it relates to the evolving financial reporting environment and new emerging accounting issues.
- We are implementing additional procedures within our financial close and reporting process to analyze for accuracy and adjust all material accounts on a timely basis.
- We are evaluating our financial organization to determine the most appropriate and effective use of our current resources and to determine if additional resources are necessary to support the financial reporting process.

Subsequent Event. We were notified that as of December 23, 2009, terminated CEO James Cooley is seeking arbitration for an alleged contractual obligation.

Citizens Community Bancorp, Inc. and Subsidiary

Eau Claire, Wisconsin

Consolidated Financial Statements

Years Ended September 30, 2009, 2008, and 2007

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Financial Statements

Years Ended September 20, 2009, 2008 and 2007

Table of Contents

Independent Auditor's Report

Board of Directors
Citizens Community Bancorp, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp, Inc. and Subsidiary as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Community Bancorp, Inc. and Subsidiary as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

December 21, 2009
Eau Claire, Wisconsin

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets
September 30, 2009 and 2008
($000's Except Share Data)

Assets	2009	2008
Cash and cash equivalents	$ 43,191	$ 23,666
Interest-bearing deposits	2,458	371
Securities available for sale	56,215	61,776
Loans receivable - Net	440,545	368,518
Federal Home Loan Bank stock - At cost	6,040	5,787
Office properties and equipment - Net	8,029	5,916
Accrued interest receivable	2,179	1,726
Intangible assets	1,148	1,481
Goodwill	5,593	5,593
Other assets	10,008	5,202
TOTAL ASSETS	$ 575,406	$ 480,036
Liabilities and Stockholders' Equity		
Deposits	$ 409,311	$ 297,243
Borrowed funds	106,805	110,245
Other liabilities	3,925	4,072
Total liabilities	520,041	411,560
Preferred stock - Par value $.01:		
Authorized - 1,000,000 shares in 2009 and 2008		
Issued and outstanding - 0 shares outstanding in 2009 and 2008		
Common stock - Par value $.01:		
Authorized - 20,000,000 shares in 2009 and 2008		
Issued and outstanding - 5,471,780 in 2009 and 6,226,995 shares in 2008	55	62
Additional paid-in capital	56,877	62,192
Retained earnings	8,221	12,550
Unearned ESOP shares	(3,070)	(3,416)
Unearned compensation	(23)	(126)
Accumulated other comprehensive loss	(6,695)	(2,786)
Total stockholders' equity	55,365	68,476
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 575,406	$ 480,036

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations
Year ended September 30, 2009, 2008 and 2007
($000's Except Share Data)

	2009	2008	2007
Interest and dividend income:			
Interest and fees on loans	$ 27,007	$ 23,129	$ 18,687
Interest on investments	3,933	3,605	659
Total interest and dividend income	30,940	26,734	19,346
Interest expense:			
Interest on deposits	10,158	9,138	6,994
Interest on borrowed funds	4,530	5,001	1,895
Total interest expense	14,688	14,139	8,889
Net interest income	16,252	12,595	10,457
Provision for loan losses	1,369	721	470
Net interest income after provision for loan losses	14,883	11,874	9,987
Noninterest income:			
Total other-than-temporary impairment losses	(12,502)	0	0
Portion of loss recognized in other comprehensive loss (before tax)	5,266	0	0
Net impairment losses recognized in earnings	(7,236)	0	0
Service charges on deposit accounts	1,361	1,069	980
Insurance commissions	355	344	450
Loan fees and service charges	279	283	282
Other	11	13	14
Total noninterest income (loss)	(5,230)	1,709	1,726

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations (Continued)
Years Ended September 30, 2009, 2008 and 2007
($000's Except Share Data)

	2009	2008	2007
Noninterest expense:			
Salaries and related benefits	$ 7,263	$ 5,857	$ 6,026
Occupancy - Net	2,203	1,313	1,143
Office	1,515	1,133	836
Data processing	396	359	452
Amortization of core deposit intangible	333	307	301
Advertising, marketing, and public relations	242	148	161
FDIC premium assessment	962	176	91
Professional fees	728	589	690
Other	1,283	1,219	822
Total noninterest expense	14,925	11,101	10,522
Income (loss) before provision (benefit) for income taxes	(5,272)	2,482	1,191
Provision (benefit) for income taxes	(2,089)	1,008	448
Net income (loss)	$ (3,183)	$ 1,474	$ 743
Basic earnings (loss) per share	$ (0.59)	$ 0.24	$ 0.11
Diluted earnings (loss) per share	$ (0.59)	$ 0.24	$ 0.11

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

Years Ended September 30, 2009, 2008, and 2007
($000's Except Share Data)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Totals
Balance - September 30, 2006	3,747,319	$ 37	$ 18,833	$ 12,792	$ (894)	$ (334)	$ (11)	$ (341)	$ 30,082
Adjustment to initially apply FASB Statement No. 158 - Net of tax							(621)		(621)
Comprehensive income:									
Net income				743					743
Pension curtailment - Net of tax							75		75
Amortization of unrecognized prior service costs and net gains/losses - Net of tax							262		262
Net unrealized gain on available-for-sale securities - Net of tax							103		103
Total comprehensive income									1,183
Sale of common stock (net of CCMHC shares reissued)	3,369,061	34	51,204						51,238
Unearned shares held by ESOP					(3,415)				(3,415)
Stock option expense			75						75
Committed ESOP shares					432				432
Appreciation in fair value of ESOP shares			76						76
Cancellation of treasury stock			(341)					341	0
Dissolution of CCMHC			92						92
Cancellation of unvested restricted stock	(2,733)		(37)			37			0
Stock options exercised	4,558		32						32
Amortization of restricted stock						90			90
Cash dividends ($0.20 per share)				(1,115)					(1,115)
Balance - September 30, 2007	7,118,205	71	69,934	12,420	(3,877)	(207)	(192)	0	78,149

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity (Continued)
Years Ended September 30, 2009, 2008, and 2007
($000's Except Share Data)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Totals
Balance - September 30, 2007 (brought forward)	7,118,205	$ 71	$ 69,934	$ 12,420	$ (3,877)	$ (207)	$ (192)	$ 0	$ 78,149
Comprehensive loss:									
Net income				1,474					1,474
Amortization of unrecognized prior service costs and net gains/losses - Net of tax							102		102
Net unrealized loss on available-for-sale securities - Net of tax							(2,696)		(2,696)
Total comprehensive loss									(1,120)
Common stock repurchased	(890,300)	(9)	(7,846)						(7,855)
Stock option expense			71						71
Committed ESOP shares					461				461
Appreciation in fair value of ESOP shares			22						22
Cancellation of unvested restricted stock	(910)		11			(11)			0
Amortization of restricted stock						92			92
Cash dividends ($0.20 per share)				(1,344)					(1,344)
Balance - September 30, 2008	6,226,995	62	62,192	12,550	(3,416)	(126)	(2,786)	0	68,476

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity (Continued)
Years Ended September 30, 2009, 2008, and 2007
($000's Except Share Data)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Totals
Balance - September 30, 2008 (brought forward)	6,226,995	$ 62	$ 62,192	$ 12,550	$ (3,416)	$ (126)	$ (2,786)	$ 0	$ 68,476
Comprehensive loss:									
Net loss				(3,183)					(3,183)
Pension curtailment, net of tax							194		194
Amortization of unrecognized prior service costs and net gains/losses - Net of tax							(144)		(144)
Net unrealized loss on available-for-sale securities - Net of tax							(8,662)		(8,662)
Reclassification adjustment for losses on securities available for sale included in earnings, net of tax							4,703		4,703
Total comprehensive loss									(7,092)
Common stock repurchased	(749,520)	(7)	(5,253)						(5,260)
Stock option expense			48						48
Committed ESOP shares					346				346
Depreciation in fair value of ESOP shares			(70)						(70)
Cancellation of unvested restricted stock	(5,695)		(40)			40			0
Amortization of restricted stock						63			63
Cash dividends ($0.20 per share)				(1,146)					(1,146)
Balance - September 30, 2009	5,471,780	$ 55	$ 56,877	$ 8,221	$ (3,070)	$ (23)	$ (6,695)	$ 0	$ 55,365

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended September 30, 2009, 2008, and 2007
($000's Except Share Data)

	2009	2008	2007
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (3,183)	$ 1,474	$ 743
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Securities discount accretion	(341)	(274)	(17)
Provision for depreciation	959	533	493
Provision for loan losses	1,369	721	470
Impairment on mortgage-backed securities	7,236	0	0
Amortization of purchase accounting adjustments	(52)	(65)	(68)
Amortization of core deposit intangible	333	307	301
Amortization of restricted stock	63	92	90
Provision for stock options	48	71	75
Benefit for deferred income taxes	(631)	(184)	(230)
Net change in loans held for sale	0	0	321
ESOP contribution valuation change in excess of shares	(70)	22	76
Increase in accrued interest receivable and other assets	(1,856)	(617)	(967)
Increase (decrease) in other liabilities	(97)	288	(2,497)
Total adjustments	6,961	894	(1,953)
Net cash provided by (used in) operating activities	3,778	2,368	(1,210)
Cash flows from investing activities:			
Net increase in interest-bearing deposits	(2,087)	0	0
Sale of Federal Home Loan Bank stock	0	0	496
Purchase of Federal Home Loan Bank stock	(253)	(965)	(2,258)
Purchase of securities available for sale	(20,004)	(31,839)	(39,219)
Proceeds from principal repayments on securities available for sale	12,580	5,780	583
Net increase in loans	(73,987)	(49,162)	(62,074)
Net capital expenditures	(3,070)	(2,555)	(272)
Net cash received from branch acquisition	0	17,509	0
Net cash used in investing activities	(86,821)	(61,232)	(102,156)

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2009, 2008, and 2007
($000's Except Share Data)

	2009	2008	2007
Increase (decrease) in cash and cash equivalents: (continued)			
Cash flows from financing activities:			
Net increase (decrease) in borrowings	$ (3,440)	$ 13,799	$ 35,246
Net increase in deposits	112,068	71,115	21,040
Proceeds from sale of common stock	0	0	51,238
Repurchase shares of common stock	(5,260)	(7,855)	0
Dissolution of CCMHC	0	0	92
Stock options exercised	0	0	32
Loan to ESOP for purchase of common stock	0	0	(3,415)
Reduction in unallocated shares held by ESOP	346	461	432
Cash dividends paid	(1,146)	(1,344)	(1,115)
Net cash provided by financing activities	102,568	76,176	103,550
Net increase in cash and cash equivalents	19,525	17,312	184
Cash and cash equivalents at beginning	23,666	6,354	6,170
Cash and cash equivalents at end	$ 43,191	$ 23,666	$ 6,354
Supplemental cash flow information:			
Cash paid during the year for:			
Interest on deposits	$ 10,155	$ 9,137	$ 6,994
Interest paid on borrowings	4,594	4,991	1,757
Income taxes	925	1,312	806
Supplemental schedule of noncash investing and financing activities:			
Loans transferred to foreclosed properties	$ 641	$ 315	$ 94

On August 1, 2008, the Company purchased certain assets and assumed the deposits of the Fond du Lac, Oshkosh, and Appleton branches of American National Bank. The Company paid a total of $387 to acquire these assets and liabilities. This amount included $45 in direct acquisition costs. In conjunction with the acquisition, the Company received $17,509 and the following assets and liabilities:

Cash in vault	$ 223
Office properties and equipment	432
Assets acquired	$ 655
Deposits assumed	$ 18,406
Other liabilities	145
Liabilities assumed	$ 18,551

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

Nature of Operations

Citizens Community Bancorp, Inc. (the "Company") is a federally chartered holding company which owns all of the common stock of Citizens Community Federal (the "Bank"). The Bank operates as a full service savings bank with primary markets in, but not limited to, Wisconsin, Minnesota, and Michigan. It is engaged in the business of attracting deposits from the general public and investing those deposits in residential and consumer loans.

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Community Bancorp, Inc. and its wholly owned subsidiary, Citizens Community Federal. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States and to the practices within the banking industry.

Use of Estimates in Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows in the consolidated financial statements, cash and cash equivalents include cash, due from banks and interest-bearing deposits with original maturities of three months or less.

Interest-Bearing Deposits

Other interest-bearing deposits mature within one year and are carried at cost, which approximates fair value.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities

Securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities.

The Company evaluates all investment securities on a quarterly basis, and more frequently when economic conditions warrant determining if an other-than-temporary impairment exists. A debt security is considered impaired if the fair value is less than its amortized cost basis at the report date. If impaired, management then assesses whether the impairment is other-than-temporary.

Current authoritative guidance provides that an unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. The credit loss component is recorded in earnings as a component of other-than-temporary impairment in the consolidated statements of operations, while the loss component related to other market factors is recognized in other comprehensive income (loss), provided the Company does not intend to sell the underlying debt security and it is "more likely than not" that the Company will not have to sell the debt security prior to recovery.

Management considers the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

- The length of time, and the extent to which, the fair value has been less than the amortized cost.
- Adverse conditions specifically related to the security, industry, or geographic area.
- The historical and implied volatility of the fair value of the security.
- The payment structure of the debt security and the likelihood of the issuer or underlying borrowers being able to make payments that may increase in the future.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities (Continued)

- Failure of the issuer of the security or the underlying borrowers to make scheduled interest or principal payments.
- Any changes to the rating of the security by a rating agency.
- Recoveries or additional declines in fair value subsequent to the balance sheet date.

Interest income on securities for which an other-than-temporary impairment has been recognized in earnings is recognized at a rate commensurate with the expected future cash flows and amortized cost basis of the securities after impairment.

Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest on loans is accrued and credited to income based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

Management regularly evaluates the allowance for loan losses using the Company's past loan loss experience, known and inherent risks in the portfolio, composition of the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current economic conditions, and other relevant factors. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change.

Note 1 Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

The allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. The specific reserve is based on the fair value of the collateral. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility.

In management's judgment, the allowance for loan losses is maintained at a level that represents its best estimate of probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Federal Home Loan Bank Stock

The Bank owns stock in the Federal Home Loan Bank (FHLB). FHLB stock is carried at cost which approximates fair value. The Bank is required to hold the stock as a member of the FHLB system, and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances. The FHLB of Chicago is under a regulatory order for its capital level which requires approval of dividend payments and stock redemptions. The stock is evaluated for impairment on an annual basis. There is no impairment at September 30, 2009 or 2008.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed principally on the straight-line method and is based on the estimated useful lives of the assets, varying from 10 to 40 years for buildings and 3 to 10 years for equipment.

($000's Except Share Data)

Note 1 Summary of Significant Accounting Policies (Continued)

Intangible Assets and Goodwill

Intangible assets and goodwill are attributable to the value of core deposits acquired less accumulated amortization and the excess of purchase price over fair value of assets acquired. Intangible assets are amortized on a straight-line basis over periods of seven to fifteen years. Goodwill is not amortized.

The Company reviews intangible assets and goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Impairment charges are recorded if it is determined that the benefit of the intangible asset has decreased. There was no impairment to intangibles in 2009 or 2008.

The carrying amount of the core deposit intangible at September 30 is as follows:

	2009	2008
Balance at beginning	$ 1,481	$ 1,528
Capitalized	0	260
Amortization	(333)	(307)
Balance at end	$ 1,148	$ 1,481

The estimated amortization expense for amortizing core deposit intangible is as follows:

2010	$ 333
2011	333
2012	333
2013	149

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value (third-party appraisal) at the date of foreclosure, establishing a new cost basis. These assets are included in other assets on the balance sheets. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Expenses from operations and changes in the valuation allowance are included in net other expenses.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Accounting literature also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. In accordance with generally accepted accounting principles, interest or penalties incurred for income taxes will be recorded as a component of other expenses.

Advertising Costs

Advertising costs are expensed as incurred.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Note 1 Summary of Significant Accounting Policies (Continued)

Other Comprehensive Loss

The Company's accumulated other comprehensive loss is comprised of the unrealized and realized losses on securities available for sale and pension liability adjustments, net of tax, and is shown on the consolidated statements of stockholders' equity.

Segment Information

The Company, through a branch network of its banking subsidiary, provides a full range of banking services in Wisconsin, Minnesota, and Michigan.

While the Company's chief decision makers monitor the revenue streams of various Company products and services, operations are managed and financial performance is evaluated on a companywide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Recent Accounting Changes

In June 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement establishing the *FASB Accounting Standards Codification*™ (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This pronouncement is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-Securities and Exchange Commission accounting and reporting standards were superseded. The Company adopted this new accounting pronouncement for the year ended September 30, 2009, as required, and adoption did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued guidance permitting entities to measure certain financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This guidance is included in ASC 825, *Financial Instruments*. The Company adopted this guidance effective October 1, 2008, and has not elected to measure any financial assets and financial liabilities at fair value which were not previously required to be measured at fair value. The adoption of this topic has had no impact on the Company's consolidated financial statements.

($000's Except Share Data)

Note 1 Summary of Significant Accounting Policies (Continued)

Recent Accounting Changes (Continued)

In April 2009, FASB issued ASC 820-10, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. ASC 820-10 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC 820-10 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. ASC 820-10 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

In April 2009, FASB issued ASC 320-10, *Recognition and Presentation of Other-Than-Temporary Impairments*. ASC 320-10 amended other-than-temporary impairment (OTTI) guidance for debt securities by requiring a write-down when fair value is below amortized cost in circumstances where (1) an entity has the intent to sell a security, (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis, or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to entire difference between the security's amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income. The Company adopted this accounting standard on April 1, 2009. As a result of implementing the new guidance, the amount of OTTI recognized in income in the June 2009 quarter was $7,236.

($000's Except Share Data)

Note 1 Summary of Significant Accounting Policies (Continued)

Recent Accounting Changes (Continued)

In May 2009, FASB issued ASC 855-019, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855-019 defines (1) the period after the balance sheet date during which a reporting entity's management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. ASC 855-019, which includes a required disclosure of the date through which an entity has evaluated subsequent events, became effective for consolidated financial statements for periods ending after June 15, 2009. See Note 22 for the Company's discussion of subsequent events. The adoption of this standard did not have a material impact on the Company's financial statements.

In June 2009, FASB issued ASC 860-10, *Accounting for Transfers of Financial Assets, an Amendment of ASC 860-10* which amends ASC 860-10, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASC 860-10 eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. ASC 860-10 also clarifies that a transferor must evaluate whether it has maintained effective control of a financial asset by considering its continuing direct or indirect involvement with the transferred financial asset. ASC 860-10 will be effective for all reporting periods beginning after November 15, 2009. The adoption of ASC 860-10 is not expected to have a material impact on the Company's consolidated financial statements.

In June 2009, FASB Issued ASC 810-10, *Amendments to ASC 810-10, Consolidation of Variable Interest Entities*, to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. ASC 810-10 will be effective for all reporting periods beginning after November 15, 2009. The adoption of ASC 810-10 is not expected to have a material impact on the Company's consolidated financial statements.

($000's Except Share Data)

Note 1 Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 classifications.

Note 2 Acquisition

On August 1, 2008, the acquisition of the Fond du Lac, Oshkosh, and Appleton, Wisconsin, branch offices from American National Bank of Beaver Dam, Wisconsin, was completed. The primary objective of the acquisition was to provide additional liquidity and geographic growth opportunities for the Company.

The acquisition was accounted for using the purchase method of accounting. Accordingly, the results of operations since the date of acquisition are included in the consolidated financial statements.

The purchase price to complete the acquisition was $387. The purchase price of the acquisition was allocated to the assets acquired and liabilities assumed, using their fair values at the acquisition date.

Goodwill of approximately $127 was recorded upon the consummation of the acquisition due to expenses associated with the acquisition. The Bank recorded a core deposit intangible of $260, which is being amortized over 100 months.

Note 3 Cash and Cash Equivalents

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250.

On October 3, 2008, the deposit insurance was increased to $250 per depositor until December 31, 2009. On May 20, 2009, the FDIC extended the deposit insurance increase to December 31, 2013.

The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

($000's Except Share Data)

Note 4

Securities

The amortized cost and estimated fair value of securities, with gross unrealized gains and losses at September 30, follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009				
Securities available for sale:				
Debt securities:				
U.S. agency securities	$ 19,535	$ 163	$ 0	$ 19,698
Residential mortgage-backed securities	46,777	0	10,260	36,517
Total securities available for sale	$ 66,312	$ 163	$ 10,260	$ 56,215
2008				
Securities available for sale:				
Debt securities:				
U.S. agency securities	$ 541	$ 3	$ 1	$ 543
Residential mortgage-backed securities	65,242	182	4,191	61,233
Total securities available for sale	$ 65,783	$ 185	$ 4,192	$ 61,776

($000's Except Share Data)

Note 4 Securities (Continued)

The following tables show the fair value and gross unrealized losses of securities with unrealized losses at September 30, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

Description of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
2009						
U.S. agency securities	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Residential mortgage-backed securities	5,852	965	30,665	9,295	36,517	10,260
Total securities	$ 5,852	$ 965	$ 30,665	$ 9,295	$ 36,517	$ 10,260
2008						
U.S. agency securities	$ 0	$ 0	$ 149	$ 1	$ 149	$ 1
Residential mortgage-backed securities	52,491	4,191	0	0	52,491	4,191
Total securities	$ 52,491	$ 4,191	$ 149	$ 1	$ 52,640	$ 4,192

Note 4 Securities (Continued)

On September 30, 2009, 17 securities have unrealized losses recognized in accumulated other comprehensive income, with aggregate depreciation of 22% of the Company's amortized cost basis. While performance of these residential mortgage-backed securities has deteriorated and the securities have been subject to downgrades, these unrealized losses relate principally to the continued dislocation of the securities market and are not due to changes in the financial condition of the issuer, the quality of any underlying assets, or applicable credit enhancements.

To determine if an other-than-temporary impairment exists on a debt security, the Institution holding the security first determines if (1) it intends to sell the security or (2) it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of the conditions is met, the Institution holding the security will recognize an other-than-temporary impairment in earnings equal to the difference between the security's fair value and its adjusted cost basis. If neither of the conditions is met, the Institution holding the security determines (a) the amount of the impairment related to credit loss and (b) the amount of the impairment due to all other factors. The difference between the present values of the cash flows expected to be collected and the amortized cost basis is the credit loss. The credit loss is the amount of the other-than-temporary impairment that is recognized in earnings and is a reduction to the cost basis of the security. The amount of total impairment related to all other factors (excluding credit loss) is included in other comprehensive income.

The Company utilizes a discounted cash flow model to determine fair value, which is also used in the calculation of other-than-temporary impairments on debt securities. This model is also used to determine the portion of the other-than-temporary impairment that is due to credit losses, and the portion that is due to all other factors. On securities with other-than-temporary impairment, the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security is the credit loss.

($000's Except Share Data)

Note 4 Securities (Continued)

The significant inputs are generated using actual loan by loan feeds within a specific debt security. This information is provided by multiple sources including the transaction's servicers, trustees, and/or outside data providers including, but not limited to Bloomberg and Markit. Each loan in the debt security is modeled in order to determine an individual prepayment assumption, loss severity, and default rate for that loan. Factors that are used to determine these assumptions for each loan include, but are not limited to, original FICO scores, probability rates of already delinquent loans, current and historical amortization schedule, original loan-to-value ratio, current adjusted loan-to-value ratio, property location, property type, loan purpose, and loan size. Once these loan level assumptions are determined, they are used as the significant inputs to produce the final cash flow streams for the debt security. The discount rate utilized to establish the net present value of projected cash flows for a hold-to-maturity value is set using the coupon rate, or the original accretion or anticipated prepurchase expected yield. In establishing the fair value of the securities, a discount rate of 9% to 15% was utilized for seasoned performing senior debt securities. Wider rates, as wide as 50% to 80% are used for troubled support debt securities.

Based on the Company's impairment testing, they recognized $12,502 of other-than-temporary impairment losses on nine securities. The impairment loss before tax that was recorded in earnings and other comprehensive loss was $7,236 and $5,266, respectively. At September 30, 2009, the approximate aggregate fair value of those nine securities is $14.7 million.

The following table is a roll forward of the amount of other-than-temporary impairment related to credit losses that have been recognized in earnings for the year ended September 30, 2009:

Beginning balance of the amount of OTTI related to credit losses	$	0
Credit portion of OTTI on securities for which OTTI was not previously recognized		7,236
Ending balance of the amount of OTTI related to credit losses	$	7,236

There were no sales of available-for-sale securities during the three-year period ended September 30, 2009. No securities were pledged by the Company as of September 30, 2009.

($000's Except Share Data)

Note 4 Securities (Continued)

The contractual maturities of securities available for sale at September 30, 2009, follows:

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 113	$ 115
Due after five years through ten years	185	192
Due after ten years	19,237	19,391
Subtotal	19,535	19,698
Mortgage-backed securities	46,777	36,517
Total securities available for sale	$ 66,312	$ 56,215

Note 5 Loans

The composition of loans at September 30 follows:

	2009	2008
Real estate loans:		
First mortgages--1- to 4-family	$ 230,412	$ 193,958
Multifamily and commercial	174	180
Second mortgages	9,639	10,774
Total real estate loans	240,225	204,912
Consumer loans:		
Automobile	24,875	25,887
Secured personal	172,040	133,181
Unsecured personal	5,655	5,797
Total consumer loans	202,570	164,865
Gross loans	442,795	369,777
Allowance for loan losses	(1,925)	(1,192)
Net deferred loan costs (fees)	(325)	(67)
Loans receivable, net	$ 440,545	$ 368,518

($000's Except Share Data)

Note 5 Loans (Continued)

The aggregate amount of nonperforming loans was $5,789 and $3,255 at September 30, 2009 and 2008, respectively. Nonperforming loans are those which are contractually past due more than 90 days as to interest or principal payments, on a nonaccrual of interest status. Payments received on nonaccrual loans are applied first to principal and then to interest. Once a nonperforming loan becomes less than 91 days delinquent, the accrual of interest is resumed. If interest on those loans had been accrued, such income would have been $402, $187, and $102 in 2009, 2008, and 2007, respectively. There were no nonperforming loans still accruing interest in 2009 and 2008.

Directors, officers, principal stockholders, and employees of the Company, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Activity in related-party loans for the years ended September 30, 2009 and 2008, is as follows:

	2009	2008
Loans outstanding, October 1	$ 36	$ 27
New loans	27	18
Repayments	(15)	(9)
Loans outstanding, September 30	$ 48	$ 36

An analysis of the activity in the allowance for loan losses at September 30 follows:

	2009	2008	2007
Balance at beginning	$ 1,192	$ 926	$ 835
Provisions charged to operating expense	1,369	721	470
Loans charged off	(673)	(492)	(413)
Recoveries on loans	37	37	34
Balance at end	$ 1,925	$ 1,192	$ 926

($000's Except Share Data)

Note 6 Office Properties and Equipment

Office properties and equipment at September 30 consists of the following:

	2009	2008
Land	$ 695	$ 695
Buildings	2,825	2,863
Furniture, equipment, and vehicles	9,466	6,460
Subtotals	12,986	10,018
Less - Accumulated depreciation	4,957	4,102
Office properties and equipment - Net	$ 8,029	$ 5,916

Depreciation charged to operating expense totaled $959, $533, and $493 for the years ended September 30, 2009, 2008, and 2007, respectively.

Note 7 Deposits

The composition of deposits at September 30 follows:

	2009	2008
Non-interest-bearing demand deposits	$ 14,943	$ 14,363
Interest-bearing demand deposits	4,788	4,654
Savings accounts	26,387	22,267
Money market accounts	146,709	44,777
Certificate accounts	216,484	211,182
Total deposits	$ 409,311	$ 297,243

($000's Except Share Data)

Note 7 Deposits (Continued)

Interest expense on deposits for the years ended September 30 was as follows:

	2009	2008	2007
Interest-bearing demand deposits	$ 27	$ 26	$ 28
Savings accounts	192	172	218
Money market accounts	1,949	717	588
Certificate accounts	7,990	8,223	6,160
Totals	$ 10,158	$ 9,138	$ 6,994

The aggregate amount of time deposit accounts with individual balances of $100,000 or more was $65,305 and $53,380 at September 30, 2009 and 2008, respectively.

At September 30, 2009, the scheduled maturities of certificate accounts are as follows:

2010	$ 163,502
2011	41,388
2012	9,135
2013	2,453
After 2013	6
Total	$ 216,484

Deposits from directors, executive officers, principal shareholders and their affiliates totaled $348 and $465 for the years ended September 30, 2009 and 2008, respectively.

($000's Except Share Data)

Note 8 Borrowed Funds

Borrowed funds consist of the following at September 30:

	2009		2008	
	Rates	Amount	Rates	Amount
Federal Home Loan Bank (FHLB):				
Fixed-rate, fixed-term advances	0.96-5.48%	$ 99,600	2.88-5.48%	$ 110,245
Adjustable rate advances	0.36%	7,205		0
Totals		$ 106,805		$ 110,245

The following is a summary of scheduled maturities of fixed-term borrowed funds as of September 30, 2009:

	Weighted Average Rate	Total Amount
2010	4.01%	$ 35,400
2011	4.12%	33,800
2012	4.46%	16,000
2013	3.99%	6,750
2014	4.45%	6,150
After 2014	4.05%	1,500
Total		$ 99,600

Actual maturities may differ from the scheduled principal maturities due to call options on the various advances.

The Company has a master contract agreement with the Federal Home Loan Bank that provides for borrowing up to the maximum of 75% of the book value of the Company's qualifying one- to four-family residential real estate loans. The FHLB provides both fixed and floating rate advances. Floating rates are tied to short-term market rates of interest, such as London InterBank Offered Rate (LIBOR), federal funds, or Treasury bill rates. Advances with call provisions permit the FHLB to request payment beginning on the call date and quarterly thereafter. FHLB advances are subject to a prepayment penalty if they are repaid prior to maturity. FHLB advances are also secured by FHLB stock owned by the Company of $6,040 and $5,787 at September 30, 2009 and 2008, respectively.

($000's Except Share Data)

Note 8 Borrowed Funds (Continued)

At September 30, 2009, the Company's available and unused portion of this borrowing agreement totaled approximately $55,300.

Note 9 Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	2009	2008	2007
Current tax expense (benefit):			
Federal	$ (1,145)	$ 894	$ 580
State	(313)	298	98
Total current tax expense (benefit)	(1,458)	1,192	678
Deferred tax benefit:			
Federal	(505)	(140)	(190)
State	(126)	(44)	(40)
Total deferred tax benefit	(631)	(184)	(230)
Total provision (benefit) for income taxes	$ (2,089)	$ 1,008	$ 448

($000's Except Share Data)

Note 9 Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major components of net deferred tax asset at September 30 are as follows:

	2009	2008
Deferred tax assets:		
Mutual savings bank conversion costs	$ 0	$ 4
Director/officer compensation plans	1,178	1,202
Deferred loan cost/fees	54	0
Allowance for loan losses	530	264
Net unrealized loss on securities available for sale	3,534	1,402
Purchase accounting adjustments	74	94
Deferred tax assets	5,370	2,966
Deferred tax liabilities:		
Deferred loan costs/fees	0	(60)
Office properties and equipment	(37)	(159)
Federal Home Loan Bank stock	(67)	(67)
Prepaids	(14)	(36)
Core deposit intangible	(365)	(486)
Deferred tax liabilities	(483)	(808)
Net deferred tax asset	$ 4,887	$ 2,158

($000's Except Share Data)

Note 9 Income Taxes (Continued)

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended September 30 follows:

	2009		2008		2007	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax expense (benefit) at statutory rate	$ (1,794)	34.0%	$ 844	34.0%	$ 405	34.0%
Increase (decrease) in taxes resulting from state	(295)	5.60%	164	6.60%	43	3.60%
Total provision (benefit) for income taxes	$ (2,089)	39.6%	$ 1,008	40.6%	$ 448	37.6%

Note 10 Retirement Plans

401(k) Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Company. Employer matching contributions to the plan were $91, $85, and $84 for 2009, 2008, and 2007, respectively.

Supplemental Executive and Director Retirement Plan

The Company maintained an unfunded Supplemental Executive Retirement Plan (SERP) providing retirement benefits for key employees designated by the Board of Directors. Benefits under the SERP generally were based on the key employees' years of service and compensation during the years preceding retirement. In May 2009, any additional contributions to the SERP were suspended. In September 2009, members of the current executive management team voluntarily surrendered the SERP. The balance remaining in the Supplemental Executive and Director Retirement Plan is for former Executive Management and current and former Directors.

The Company also maintains an unfunded Directors' Retirement Plan. The benefit amounts are determined by individual director agreements.

($000's Except Share Data)

Note 10 Retirement Plans (Continued)

The components of the SERP and Directors' Retirement plans' cost at September 30 are summarized as follows:

	2009	2008	2007
Beginning accrued benefit cost	$ 2,444	$ 2,149	$ 1,613
Service cost	19	54	64
Interest cost	166	158	148
Amortization of prior service costs	49	91	117
Net periodic benefit cost	234	303	329
Benefits paid	(15)	(8)	0
Curtailment and settlement	(232)	0	207
Ending accrued benefit cost	$ 2,431	$ 2,444	$ 2,149

The following table sets forth the change in projected benefit obligation and change in plan assets, funded status of the SERP and Directors' Retirement plans, and net liability recognized in the Company's balance sheet at September 30:

	2009	2008	2007
Change in benefit obligation:			
Projected benefit obligation, beginning of year	$ 2,751	$ 2,627	$ 2,646
Service cost	19	54	64
Interest cost	166	158	148
Curtailment and settlement	(585)	0	(124)
Actuarial loss (gain)	318	(80)	(107)
Benefits paid	(15)	(8)	0
Projected benefit obligation, end of year	$ 2,654	$ 2,751	$ 2,627
Change in plan assets:			
Plan assets at fair value, beginning of year	$ 0	$ 0	$ 0
Actual return on plan assets	0	0	0
Company contributions	15	8	0
Benefits paid	(15)	(8)	0
Plan assets at fair value, end of year	$ 0	$ 0	$ 0

($000's Except Share Data)

Note 10 Retirement Plans (Continued)

Weighted average assumptions used in determining the benefit obligation and net pension costs as of September 30 are as follows:

	2009	2008	2007
Benefit obligation actuarial assumptions:			
Discount rate	5.00%	6.25%	6.00%
Rate of compensation increase	N/A	5.00%	5.00%
Net pension cost actuarial assumption:			
Discount rate	6.25%	6.00%	5.75%
Expected long-term rate of return on plan assets	N/A	N/A	N/A
Rate of compensation increase	5.00%	5.00%	5.00%

Estimated future benefit payments as of September 30, 2009, which reflect expected future service, as appropriate, are as follows:

2010	$ 19
2011	56
2012	119
2013	269
2014	270
2015-2019	1,376

Employee Stock Ownership Plan

The Board of Directors approved an Employee Stock Ownership Plan (ESOP) that became effective March 29, 2004. The Plan is designed to provide eligible employees the advantage of ownership of Company stock. Employees are eligible to participate in the Plan after reaching age twenty-one, completing one year of service, and working at least one thousand hours of consecutive service during the year. Contributions are allocated to eligible participants on the basis of compensation. In the third quarter of fiscal 2009, contributions to the ESOP were suspended.

($000's Except Share Data)

Note 10 Retirement Plans (Continued)

The ESOP borrowed $1,192 from the Company to finance the purchase of 227,821 shares in connection with the initial public offering. The loan is payable in annual installments over ten years at an annual interest rate equal to 5%.

The ESOP borrowed $3,415 from the Company to finance the purchase of 341,501 shares in connection with the second-step conversion. The loan is payable in annual installments over ten years at an annual interest rate of 4.9%.

The loans can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Company, subject to federal tax law limits.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan are paid. Employees become fully vested in their ESOP account after five years of service. Dividends on unallocated shares are generally applied toward payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

Contribution expense to the ESOP is based on the fair value (average stock price) of the shares scheduled to be released and totaled $276 as of June 2009. Approximately one-tenth of the shares are scheduled to be released each year. The cost of all unallocated shares held by the ESOP has been reflected in the consolidated balance sheets as a reduction to equity.

The ESOP shares as of September 30, 2009, were as follows:

Allocated	176,516
Committed to be released	28,466
Unallocated	358,502
Estimated fair value of unallocated shares held	$ 1,703

Effective December 2009, the ESOP was terminated and the allocated ESOP shares will be merged into the Citizens Community Federal 401K as of December 31, 2009. The termination will have no material impact on future earnings; however capital at the bank level will increase by approximately $3.3 million. With this increase, the Company anticipates capital levels at the bank will be considered well capitalized for all regulatory capital requirements.

($000's Except Share Data)

Note 11 Leases

The Company leases certain branch facilities and its administrative offices under operating leases. Rent expense under these operating leases was $897, $337, and $302, for the years ended September 30, 2009, 2008, and 2007, respectively.

Future minimum lease payments by year and in aggregate under the original terms of the noncancelable operating leases consist of the following:

2010	$	986
2011		921
2012		869
2013		759
2014		379
After 2014		30
	$	3,944

Note 12 Stock-Based Compensation Plans

Recognition and Retention Plans
On February 4, 2005, shareholders approved the Company's 2004 Recognition and Retention Plan (Recognition Plan) which authorized the Board of Directors to award up to 113,910 shares of common stock. On February 4, 2005, and November 5, 2005, the Board of Directors granted 63,789 and 6,833 shares, respectively. The market value of the shares awarded at the grant date amounted to $449 and $42, respectively, and has been recognized in the accompanying balance sheet as unearned stock-based compensation. The market value of the shares awarded is being recognized as compensation expense ratably over the five-year vesting period. During fiscal years 2009, 2008, and 2007, 5,695 shares, 910 shares, and 2,733 shares, respectively, were forfeited. Compensation expense related to the Recognition Plan was $63, $92, and $90, for the years ended September 30, 2009, 2008, and 2007, respectively.

($000's Except Share Data)

Note 12 Stock-Based Compensation Plans (Continued)

Stock Option Plan

In February 2005, the 2004 stock option and incentive plan was approved by Company's shareholders. The plan provides for the grant of nonqualified and incentive stock options. The plan provides for the grant of options for up to 284,778 shares. At September 30, 2009, 202,197 options had been granted under this plan at a weighted average exercise price of $7.04 per share. Exercised options will be satisfied by the issuance of previously unissued shares. Options vest over a five-year period. Unexercised nonqualified stock options expire in 15 years and unexercised incentive stock options expire in 10 years. The fair value of stock options granted in 2005 was estimated at the date of grant using the Black-Scholes methodology. No options were granted in 2009, 2008, and 2007. The following assumptions were made in estimating the fair value for options granted for the year ended September 30, 2005.

	2005
Dividend yield	1.49%
Risk-free interest rate	4.16%
Weighted average expected life (years)	10
Expected volatility	16.08%

($000's Except Share Data)

Note 12 Stock-Based Compensation Plans (Continued)

The weighted average fair value of options at their grant date, using the assumptions shown above, was computed at $3.66 per share. Total compensation expense of $48 and $71 was recognized during 2009 and 2008, respectively. As of September 30, 2009 and 2008, there was $12 and $88, respectively, of total unrecognized compensation cost related to the nonvested share-based compensation arrangement, which is expected to be recognized over the next year.

	2009		2008		2007	
	Option Shares	Weighted Average Price	Option Shares	Weighted Average Price	Option Shares	Weighted Average Price
Outstanding - Beginning of year	185,110	$ 7.04	190,806	$ 7.04	202,197	$ 7.04
Options forfeited	(71,195)		(5,696)		(6,833)	
Options exercised	0		0		(4,558)	
Outstanding - End of Year	113,915	$ 7.04	185,110	$ 7.04	190,806	$ 7.04

Exercisable at September 30, 2009	92,836
Weighted average fair value of options granted	$ 3.66
Available for future grant at year-end	166,305

The following table summarizes information about Plan awards outstanding at September 30, 2009:

Options Outstanding		
Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
48,411	5.42 years	$ 7.04
65,504	10.42 years	$ 7.04

($000's Except Share Data)

Note 12 Stock-Based Compensation Plans (Continued)

In February 2008, the 2008 Equity Incentive Plan was approved by shareholders. The aggregate number of shares of the Company reserved and available for issuance under the Incentive Plan is 597,605. Under the Plan, the Compensation Committee may grant stock options and stock appreciation rights that, upon exercise, result in the issuance of 426,860 shares of Company's common stock. The Committee may grant restricted stock and restricted stock units for an aggregate of 170,745 shares of the Company's common stock. As of September 30, 2009, no shares have been granted under the 2008 Equity Incentive Plan.

Note 13 Earnings Per Share

Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share are further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares consist of stock options outstanding under the incentive plan. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the earnings per share computations. The computation of earnings per share for the years ended September 30, 2009, 2008, and 2007, are as follows:

	2009	2008	2007
Weighted average shares outstanding	5,365,122	6,225,270	6,709,115
Effect of dilutive stock options outstanding	0	17,370	25,834
Diluted weighted average shares outstanding	5,365,122	6,242,640	6,734,949
Basic earnings (loss) per share	$ (0.59)	$ 0.24	$ 0.11
Diluted earnings (loss) per share	$ (0.59)	$ 0.24	$ 0.11

Note 14 Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Company's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit.

($000's Except Share Data)

Note 14 Commitments and Contingencies (Continued)

A summary of the Company's commitments and contingent liabilities at September 30 follows:

	2009	2008
Commitments to extend credit - Fixed rate 4.25 - 10.25% in 2009 and 5.00 - 9.90% in 2008	$ 2,569	$ 360
Unused lines of credit:		
Real estate equity advance plan (REAP)	615	660
Kwik cash and lines of credit	2,299	2,254
MasterCard and VISA credit cards	5,210	4,687
Totals	$ 10,693	$ 7,961

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Company. However, ongoing credit evaluations of customers are performed.

Concentration of Credit Risk

The majority of the Company's loans and commitments have been granted to customers in the Company's local market areas. The concentrations of credit by type are set forth in Note 6. Management believes the diversity of the various economies will prevent significant losses through the current economic downturn.

Contingencies

In the normal course of business, the Company occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company.

Note 15 Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets.

As of September 30, 2009, the Bank's total risk-based capital was 9.6%, classified as adequately capitalized. As of that same date, the Ti 1 capital to risk-weighted assets and the Tier 1 capital to adjusted assets were both categorized as well capitalized.

The Company and the Bank cannot declare dividends without prior approval of the Office of Thrift Supervision as of September 30, 2009, because of the need to maintain satisfactory regulatory determined capital ratios.

($000's Except Share Data)

Note 15 Capital Requirements (Continued)

The Bank's actual and regulatory capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Actions Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2009						
Total risk-based capital (to risk-weighted assets)	$ 52,081	9.6%	$ 43,630 ≥	8.0%	$ 54,537 ≥	10.0%
Tier 1 capital:						
To risk-weighted assets	51,074	9.4%	21,815 ≥	4.0%	32,722 ≥	6.0%
To adjusted total assets	51,074	8.9%	23,009 ≥	4.0%	28,762 ≥	5.0%
Tangible capital (to tangible assets)	51,074	8.9%	8,628 ≥	1.5%	N/A	N/A
September 30, 2008						
Total risk-based capital (to risk-weighted assets)	$ 46,591	15.3%	$ 24,340 ≥	8.0%	$ 30,425 ≥	10.0%
Tier 1 capital:						
To risk-weighted assets	45,821	15.1%	12,170 ≥	4.0%	18,255 ≥	6.0%
To adjusted total assets	45,821	9.6%	19,023 ≥	4.0%	23,778 ≥	5.0%
Tangible capital (to tangible assets)	45,821	9.6%	7,134 ≥	1.5%	N/A	N/A

Note 16 Fair Value Measurements

The Company measures some of its assets on a fair value basis. Fair value is used on a recurring basis for certain assets, such as securities available for sale and loans, in which fair value is the primary basis of accounting. Fair value is defined as the price that would be received for the sale of an asset in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy:

Level 1: Quoted prices for identical assets in active markets that the Company has the ability to access as of the measurement date.

Note 16 Fair Value Measurements (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset.

In estimating the fair values for securities available for sale, the Company believes that independent third-party market prices are the best evidence of exit price and, where available, bases its estimates on such prices. If such third-party market prices are not available, valuations from an independent third-party are obtained. Where market observable data is not available due to market conditions in an illiquid market, the valuation of financial instruments becomes more subjective and involves substantial judgment. Additionally, there may be inherent risk in the valuation calculation and changes in underlying assumptions, including estimates of future cash flow and discount rates that could significantly affect future values.

Level 3 assets are certain investments for which little or no market activity exists or whose value of the underlying collateral is not market observable. With respect to mortgage-backed securities held as investments by the Company, the credit markets continue to be disrupted resulting in a continued dislocation and lack of trading activity. The valuation used both observable as well as unobservable inputs to assist in the Level 3 valuation of mortgage-backed securities, employing a methodology that considers future cash flows along with risk-adjusted returns. The inputs in this methodology are as follows: ability and intent to hold to maturities, mortgage underwriting rates, market prices/conditions, loan type, loan to value, strength of borrower, loan age, delinquencies, prepayment/cash flows, liquidity, expected future cash flows, and rating agency actions.

($000's Except Share Data)

Note 16 Fair Value Measurements (Continued)

The following table summarizes securities available for sale measured at fair value on a recurring basis at September 30:

	Fair Value Measurements Using			Total
	Level 1	Level 2	Level 3	Fair Value
2009				
Available for sale securities	$ 0	$ 19,698	$ 36,517	$ 56,215
2008				
Available for sale securities	$ 0	$ 543	$ 61,233	$ 61,776

The following table presents a reconciliation of residential mortgage-backed securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the fiscal year ended September 30, 2009:

	Total Fair Value	
	2009	2008
Beginning balance	$ 61,233	$ 38,937
Total gains or losses (realized/unrealized):		
Included in earnings	(7,236)	0
Included in other comprehensive loss	(6,251)	(4,159)
Purchases, sales, issuances, and settlements, net	(11,229)	26,455
Ending balance	$ 36,517	$ 61,233

The Company has only partially applied the provisions of FASB ASC 820-10. These provisions have not been applied to goodwill, intangible assets, or other real estate/collateral owned.

Note 17 Fair Values of Financial Instruments

Current accounting standards require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company's financial instruments are summarized below.

Cash and Cash Equivalents

The carrying values approximate the fair values for these assets.

Interest-Bearing Deposits

The carrying values approximate the fair values for these assets.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates reflecting the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's repayment schedules for each loan classification.

Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, since the market for this stock is restricted.

Note 17 Fair Values of Financial Instruments (Continued)

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand at the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Borrowed Funds

The fair value of borrowed funds is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest

The carrying amount of accrued interest approximates its fair value.

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

($000's Except Share Data)

Note 17 Fair Values of Financial Instruments (Continued)

The carrying amount and estimated fair value of financial instruments at September 30 were as follows:

	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 43,191	$ 43,191	$ 23,666	$ 23,666
Interest-bearing deposits	2,458	2,458	371	371
Securities available for sale	56,215	56,215	61,776	61,776
Loans receivable	440,545	449,666	368,518	366,018
FHLB stock	6,040	6,040	5,787	5,787
Accrued interest receivable	2,179	2,179	1,726	1,726
Financial liabilities:				
Deposits	409,311	413,511	297,243	301,803
Borrowed funds	106,805	112,009	110,245	111,339
Accrued interest payable	351	351	412	412

Limitations

Fair value estimates are made at a specific time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, other assets, and other liabilities.

($000's Except Share Data)

Note 17 Fair Values of Financial Instruments (Continued)

In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 18 Other Comprehensive Income (Losses)

The activity in other comprehensive income (loss) and related tax effects are as follows:

	Fiscal Year Ended September 30,		
	2009	2008	2007
Net unrealized gain (loss) on securities available for sale, net of tax expense (benefit) of ($4,664) in 2009, ($1,453) in 2008, and $53 in 2007	$ (8,662)	$ (2,696)	$ 103
Reclassification adjustment for losses realized in income, net of tax expense of $2,533	4,703	0	0
Pension liability adjustments, net of tax expense (benefit) of $33 in 2009, $68 in 2008, and ($193) in 2007	50	102	(284)
Other comprehensive loss	$ (3,909)	$ (2,594)	$ (181)

The components of accumulated other comprehensive loss, net of income taxes:

	2009	2008
Net unrealized loss on securities available for sale, net of tax expense (benefit) of ($3,534) in 2009 and ($1,402) in 2008	$ (6,563)	$ (2,605)
Pension liability adjustments, net of tax benefit of ($88) in 2009 and ($121) in 2008	(132)	(181)
Accumulated other comprehensive loss	$ (6,695)	$ (2,786)

($000's Except Share Data)

Note 19 Condensed Parent Company Only Financial Statements

The following condensed balance sheets as of September 30, 2009 and 2008, and condensed statements of operations and cash flows for each of the years in the three-year period ended September 30, 2009, for Citizens Community Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

Assets	2009	2008
Cash and cash equivalents	$ 943	$ 14,754
Investment in subsidiary	51,120	50,109
Note receivable - ESOP	3,302	3,613
TOTAL ASSETS	$ 55,365	$ 68,476
Stockholders' Equity		
TOTAL STOCKHOLDERS' EQUITY	$ 55,365	$ 68,476

Statements of Operations

	2009	2008	2007
Income - Interest and dividends	$ 128	$ 189	$ 240
Expenses - Other	459	454	292
Loss before provision for income taxes and equity in undistributed net income (loss) of subsidiary	(331)	(265)	(52)
Benefit for income taxes	(140)	(121)	(43)
Loss before equity in undistributed net income (loss) of subsidiary	(191)	(144)	(9)
Equity in undistributed net income (loss) of subsidiary	(2,992)	1,618	752
Net income (loss)	$ (3,183)	$ 1,474	$ 743

($000's Except Share Data)

Note 19 Condensed Parent Company Only Financial Statements (Continued)

Statements of Cash Flows

	2009	2008	2007
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income (loss)	$ (3,183)	$ 1,474	$ 743
Provision for stock options	48	71	75
Adjustments to reconcile net income to net cash provided by operating activities - Equity in undistributed (income) loss of subsidiary	2,992	(1,618)	(752)
Net cash provided by (used in) operating activities	(143)	(73)	66
Cash flows from investing activities:			
Investment in subsidiary	(7,573)	0	(25,619)
Loan to ESOP	0	0	(3,415)
Principal received on ESOP loan	311	396	355
Net cash provided by (used in) investing activities	(7,262)	396	(28,679)
Cash flows from financing activities:			
Sale of common stock	0	0	51,238
Repurchase shares of common stock	(5,260)	(7,855)	0
Stock options exercised	0	0	32
Cash dividends paid	(1,146)	(1,344)	(1,115)
Net cash provided by (used in) financing activities	(6,406)	(9,199)	50,155
Net increase (decrease) in cash and cash equivalents	(13,811)	(8,876)	21,542
Cash and cash equivalents at beginning	14,754	23,630	2,088
Cash and cash equivalents at end	$ 943	$ 14,754	$ 23,630
Supplemental cash flow information:			
Cash received during the year for income taxes	$ 140	$ 121	$ 43

Note 20 Subsequent Events

In accordance with the authoritative guidance for subsequent events, the Company has evaluated subsequent events through December 21, 2009, which represents the date these financial statements were issued, in order to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements as of September 30, 2009, and events which occurred subsequent to September 30, 2009, but were not recognized in the financial statements. As of December 21, 2009, there were no subsequent events which required recognition or disclosure.

CITIZENS COMMUNITY BANCORP, INC.
STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders of Citizens Community Bancorp, Inc. will be held at our branch office in Chippewa Falls, located at 427 West Prairie View Road, Chippewa Falls, Wisconsin, 54729, on February 25, 2010, at 4:00 p.m. local time.

STOCK LISTING

Citizens Community Bancorp, Inc. common stock is traded on the NASDAQ Global Market under the symbol "CZWI."

PRICE RANGE OF COMMON STOCK

	HIGH	LOW	DIVIDENDS
Fiscal 2009			
First Quarter	$ 7.41	$ 5.80	$ 0.05
Second Quarter	$ 7.39	$ 5.85	$ 0.05
Third Quarter	$ 6.50	$ 5.27	$ 0.05
Fourth Quarter	$ 6.38	$ 4.75	$ 0.05
Fiscal 2008			
First Quarter	$ 9.65	$ 8.50	$ 0.05
Second Quarter	$ 9.29	$ 8.02	$ 0.05
Third Quarter	$ 8.95	$ 7.25	$ 0.05
Fourth Quarter	$ 8.50	$ 7.00	$ 0.05

The stock price information set forth in the table above was provided by the Yahoo Finance System. The closing price of Citizens Community Bancorp, Inc. common stock on December 23, 2009 was $3.65.

At December 23, 2009, there were 5,471,780 shares of Citizens Community Bancorp, Inc. common stock outstanding (including unallocated ESOP shares) and the approximate number of holders of record were 472.

Our cash dividend payout policy is continually reviewed by management and the board of directors. The Company anticipates that for the foreseeable future it will retain any earnings for use in the operation of its business and will not pay out dividends.

STOCKHOLDERS AND GENERAL INQUIRIES

Citizens Community Bancorp, Inc. files an annual report with the Securities and Exchange Commission on Form 10-K and three quarterly reports on Form 10-Q. Copies of these forms are available by request. Requests, as well as inquiries from stockholders, analysts and others seeking information about Citizens Community Bancorp, Inc. should be directed to John D. Zettler, Senior Vice President and Chief Financial Officer, at 2174 EastRidge Center, Eau Claire, WI 54701, telephone (715) 836-9994.

www.citizenscommunityfederal.net

TRANSFER AGENT

Stockholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to our transfer agent at 1-800-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
1-(800) 368-5948

ANNUAL AND OTHER REPORTS

A copy of our Annual Report on Form 10-K for the year ended September 30, 2009, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting John D. Zettler, Citizens Community Bancorp, 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

CITIZENS COMMUNITY BANCORP, INC.
CORPORATE INFORMATION

Citizens Community Bancorp, Inc.

Board of Directors

Richard McHugh, *Chairman*
Thomas C. Kempen, *Vice Chairman*
Brian R. Schilling
David B. Westrate
James G. Cooley

Citizens Community Federal

Officers

Timothy J. Cruciani, *President*
John D. Zettler, *Senior Vice President and Chief Financial Officer*
Rebecca Johnson, *Senior Vice President, MIC/Accounting*

Citizens Community Federal Locations:

Administrative Offices
2174 EastRidge Center
Eau Claire, WI 54701

Branch Offices:
Appleton Branch
3701 E. Calumet St.
Appleton, WI 54915

Black River Falls Branch
611 Highway 54 E.
Black River Falls, WI 54615

Chippewa Falls Branch
427 W. Prairie View Road
Chippewa Falls, WI 54729

Eastside Branch
1028 N. Hillcrest Parkway
Altoona, WI 54720

Fairfax Branch
219 Fairfax Street
Altoona, WI 54720

Fond du Lac Branch
377 N. Rolling Meadows Dr.
Fond du Lac, WI 54936

Menomonie Branch
180 Cedar Falls Rd
Menomonie, WI 54751

Mondovi Branch
695 E. Main Street
Mondovi, WI 54755

Neenah Branch
1155 Winneconne Ave
Neenah, WI 54956

Oshkosh Branch
351 S. Washburn St.
Oshkosh, WI 54904

Plover Branch
250 Crossroads Dr
Plover, WI 54467

Rice Lake Branch
2501 West Ave.
Rice Lake, WI 54868

Shawano Branch
1244 E Green Bay St
Shawano, WI 54166

Westside Branch
2125 Cameron Street
Eau Claire, WI 54703

Wisconsin Dells Branch
130 Commerce St.
Wisconsin Dells, WI 53965

Wisconsin Rapids Branch
4331 8th St S
Wisconsin Rapids, WI 54494

Michigan Offices:
Rochester Hills Branch
310 W. Tienken Road
Rochester Hills, MI 48306

Lake Orion Branch
688 S. Lapeer Road
Lake Orion, MI 48362

Minnesota Offices:
Brooklyn Park Branch
8000 Lakeland Ave.
Brooklyn Park, MN 55445

Faribault Branch
150 Western Ave.
Faribault, MN 55021

Hutchinson Branch
1300 Trunk Hwy. 15 S
Hutchinson, MN 55350

Mankato Branch
1410 Madison Avenue
Mankato, MN 56001

Oakdale Branch
7035 10th Street North
Oakdale, MN 55128

Oak Park Heights Branch
5815 Norell Ave
Oak Park Heights, MN 55082

Red Wing Branch
295 Tyler Rd. S
Red Wing, MN 55066

Winona Branch
955 Frontenac Dr.
Winona, MN 55987

Independent Auditors
Wipfli, LLP
3703 Oakwood Hills Pkwy
Eau Claire, WI 54703

Special Counsel
Reinhart Boerner Van Deuren s.c.
N16 W23250 Stone Ridge Dr.
Suite 1
Waukesha, WI 53188